FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001 -56
Company Number at the Commercial Registry (NIRE) 35.300.089.901

PROPOSAL FOR DESIGNATION OF RETAINED EARNINGS FOR THE FISCAL YEAR
(ARTICLE 9 OF ICVM 481/2009)

ANNEX 9-1-II OF CVM Instruction no. 481/2009

DESIGNATION OF NET INCOME

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders meeting of 2010, according to Annex 9-1-II of CVM Instruction 481/2009 the following:

1. Net income for the fiscal year

The Company’s Net Income on December 31, 2009 totals R$ 591,579,628.27. From this amount, R$ 29,578,981.41 will be designated for Legal Reserve.

2. Overall amount and the value per share of the dividends, including advanced dividends and interest on the Company capital already declared

	Advanced Dividends	Proposal for Distribution of Dividends	TOTAL
Total Gross Amount	46,388,568.18	94,111,593.52	140,500,161.71
Amount per Common Share	0.176553152	0.357930277	0.534483430
Amount per Preferred Share Class A	0.194208467	0.393723302	0.587931773
Amount per Preferred Share Class B	-	0.01	0.01

3. Percentage of net income distributed for the exercise

Management proposes the distribution of twenty-five percent (25%) of the Company’s net income, provided for in Article 35, Paragraph 2 of the Company Bylaws.

4. Overall amount and the amount per share of the dividends distributed based on income from previous fiscal years

There is no proposal for distribution of dividends based on income from previous years is in place.

5. Inform, upon deduction of advanced dividends and interest on the Company capital already declared:

a. The gross amount of the dividend and interests on the Company capital, separately, per share of each type and class

The amount of the proposed dividends is R$ 0.357930277 per common share and R$ 0.393723302 per Preferred Share Class A, upon deduction of the amount of the advanced dividends already distributed. There was no declaration of interests on the Company capital.

b. Terms and deadline for payment of dividends and interest on the Company capital

As permitted by the Bylaws, the Management proposes that the dividends proposed for the Annual Shareholders’ Meeting shall be paid within up to sixty (60) days after its approval at the Meeting.

c. Possible adjustment and interests on the dividends and interests on the Company capital

The dividends shall be paid within the abovementioned deadline, without any monetary adjustment between the date of its declaration and the date of its actual payment.

d. Date of declaration of payment of the dividends and interests on the Company capital considered for identification of the shareholders entitled to be paid

	Advanced Distribution re. 1st and 2nd quarters	Advanced Distribution re. 3rd quarter	Proposal for Distribution of Dividends
Share Base for the Distribution	August 11, 2009, except for the shares issued between August 3 and August 8, 2009	November 18, 2009	April 29, 2010, except for the shares issued after March 15, 2010, pursuant to the Meeting of the Board of Directors held on the same date.
Date of Beginning of Negotiations Ex-Rights	August 12, 2009	November 19, 2009	April 30, 2010

6. Declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods

There is no declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods.

7. Comparative table indicating the following amounts per share of each type and class:

	2006	2007	2008	2009
Net earnings for the fiscal year	85,523,521.69	210,877,933.31	260,427,049.39	591,579,628.27
Total dividend total distributed	20,311,836.40	50,083,731.39	61,851,424.23	140,500,161.71
Dividend related to Preferred Shares Class A	0.18594 per batch of 1,000 shares or 0.000185937 per share	0.228840641	0.273451954	0.587931773
Dividend related to Preferred Shares Class B	-	-	-	0.01
Dividend related to Common Shares	0.16903 per batch of 1,000 shares or 0.000169034 per share	0.208036946	0.248592685	0.534483430

8. Designation of income for the legal reserve

a. Identify the amount designed for the legal reserve

Pursuant to Law 6,404/76, the management proposes the designation of R$ 29,578,981.41 to legal reserve.

b. Provide details as concerns the calculation of the legal reserve

Earnings before Taxes/Interest in the Company capital	644,232,634.80
Taxes/ Interest in the Company capital	(52,653,006.53)

Net Income	591,579,628.27
Legal Reserve (5% of the Net Income)	29,578,981.41

9. If the Company has preferred shares entitled to fixed or minimum dividends

a. Describe the calculation of the fixed or minimum dividends

The owners of the Company preferred shares Class A have priority on the payment of an annual minimum dividend in the amount of R$ 0.08 per one (1) share, non-cumulative. In addition, to each preferred share Class A, a dividend ten percent (10%) higher than that granted to each common share is granted, in accordance with Section 17, Paragraph 1, of Law 6,404/76, as amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares Class A, the amount paid as minimum annual dividend.

The owners of preferred shares Class B are entitled to a fixed annual dividend equivalent to one cent of Real (R$ 0.01) per share.

b. Inform whether the income for the fiscal year is sufficient for full payment of the fixed or minimum dividends

Yeas, it is sufficient. The fixed and minimum dividends shall be fully paid.

c. Inform whether an unpaid part is cumulative

There is no unpaid part of fixed or minimum dividends.

d. Identify the overall amount of the fixed or minimum dividends to be paid to each class of preferred shares

	Preferred Shares Class A (minimum dividend)	Preferred Shares Class B (fixed dividend)
Overall amount of the dividend paid in advance to each class of preferred share	R$ 28,789,776.27	-
Overall amount of the dividend to be paid to each class of preferred share	R$58,366,177.43	R$ 66,979.39
Overall amount of the dividend paid to each class of preferred share	R$ 87,155,953.70	R$ 66,979.39

e. Identify the fixed or minimum dividends to be paid per preferred share of each class

	Preferred Shares Class A (minimum dividend)	Preferred Shares Class B (fixed dividend)
Amount of the dividend paid in advance to each class of preferred share	R$ 0.194208467	-
Overall amount of the dividend to be paid to each class of preferred share	R$ 0.393723305	R$ 0.01
Overall amount of the dividend paid to each class of preferred share	R$ 0.587931773	R$ 0.01

10. With respect to the mandatory dividend

a. Describe the calculation stipulated by the Bylaws

In accordance with Article 35, Paragraph 1 of the Company Bylaws, the shareholders shall have the right to receive, in each fiscal year, as dividends, a mandatory percentage of twenty-five percent (25%) on the net income for the fiscal year, with the following adjustments: (a) the deduction of the amounts designed for, in the fiscal year, legal reserve and contingencies reserve; and (b) the addition of the amounts resulting from reversion, in the fiscal year, of contingencies reserve previously composed.

The payment of dividend stipulated under the abovementioned terms may be limited to the amount of net income for the fiscal year in which it was realized under the law, provided that the difference be registered as reserve of income to be realized.

The earnings registered under the reserve of income to be realized, whenever realized and if they are not absorbed by losses incurred in subsequent fiscal years, shall be added to the first dividend declared following realization.

b. Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c. Inform the amount occasionally retained

There is no retention of mandatory dividend as a result of the financial situation of the Company.

11. Retained mandatory dividend as a result of the financial situation of the Company

There is no retention of mandatory dividend as a result of the financial situation of the Company.

12. Designation of income for contingencies reserve

There is no designation of income for the contingencies reserve.

13. Designation of income for the reserve of income to be realized

There is no designation of income for the reserve of income to be realized.

14. Designation of income for reserves stipulated by the Bylaws a Describe the Articles contained in the Bylaws providing for the reserve

The reserve for expansion is provided for by Article 35, Paragraph 2 of the Company Bylaws, to wit:

“Article 35 – (...) Paragraph 2 – The Reserve for Expansion is created and has the purpose of ensuring funds to finance additional applications of fixed and working capital and shall be formed with up to one hundred percent (100%) of the remaining net income after the designations stipulated by letters "a" [contingencies reserve], "b" [limit to contingencies reserve], and "c" [reserve of income to be realized] of item IV, in that the total amount of such reserve may not exceed the amount of the Company’s Capital Stock.”

b. Identify the amount designated for the reserve

The Management proposes the retained earnings designated for the reserve for expansion in the amount of R$ 379,350,436.63.

c. Describe the calculation

The amount designated for the Reserve for Expansion is equivalent to 90% of the Adjusted Net Income for the fiscal year ended on December 31, 2009. The Adjusted Income is calculated as follows:

Net Income for the Fiscal Year – R$ 591,579,628.27
Legal Reserve (5%) – R$ (29,578,981.41)
Tax Base for Dividends – R$ 562,000,646.86
Dividends (25%) – R$ (140,500,161.71)
Adjusted Net Income – 421,500,485.14
Reserve for Expansion (90%) – R$ 379,350,436.63

15. Retained earnings provided for by capital budgeting

a. Identify the amount of retained earnings

Management proposes that earnings be retained in the amount of R$ 421,500,485.14, in that R$ 379,350,436.63 for the reserve for expansion (under Article 35, Paragraph 2 of the Company Bylaws) and R$ 42,150,048.51 based on capital budgeting under Section 196, Paragraph 2 of Law 6,404/76.

b. Provide a copy of the capital budgeting

See Annex I.

16. Designation of the income for the tax incentives reserve

There is no designation of income for any tax incentives reserves.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
CORPORATE TAXPAYERS’ ID (CNPJ/MF): 47.508.411/0001 -56
COMPANY REGISTRY (NIRE): 35.300.089.901

CAPITAL INCREASE
(ARTICLE 14 OF CVM INSTRUCTION 481/2009)

Exhibit 14 of CVM Instruction 481/2009

CAPITAL INCREASE

1. State the amount of the increase and the new capital stock.

The Company’s capital increase totaled R$ 85,479,849.17, raising the capital stock from R$ 5,378,061,962.15 to R$ 5,463,541,811.32.

2. State whether the capital increase will occur due to: (a) the conversion of debentures into shares; (b) the exercise of subscription rights or subscription warrants; (c) the capitalization of profits or reserves; or (d) the subscription of new shares.

The capital increase will occur due to the capitalization of the Expansion Reserve and Retained Earnings based on the Capital Budgeting, without the issuance of new shares.

3. Explain, in detail, the reasons for the capital increase and its legal and economic consequences.

Said capitalization is justified since the funds in the Expansion Reserve and Retained Earnings based on the Capital Budget have already been fully allocated within the Company’s investment plan.

4. Provide a copy of the Fiscal Council Report.

See Exhibit I.

5. In the case of capital increase through the subscription of shares: Not applicable.

6. In the case of a capital increase through the capitalization of profits or reserves:

a. State whether the transaction will imply changes to the par value of the shares, if any, or the distribution of new shares to shareholders. The Company’s shares have no par value. The proposed increase, to be carried out through the capitalization of the expansion reserve and retained earnings based on the capital budget, will not result in the distribution of new shares to shareholders.

b. State whether the capitalization of profits or reserves will be exercised with or without changes in the number of shares, in the case of companies whose shares have no par value. The capitalization capitalization of the expansion reserve and retained earnings will be carried out without altering the number of shares issued by the Company.

c. In the case of distribution of new shares: Not applicable.

d. State the period established in paragraph 3 of Article 169 of Law 6404 of 1976.

Not applicable.

e. State and provide information and the documents required in item 5 above, when applicable. Not applicable.

7. In case of a capital increase due to conversion of debentures into shares or by exercising subscription warrants: Not applicable.

EXHIBIT I

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001 -56
Company Registry (NIRE): 35.300.089.901

FISCAL COUNCIL REPORT

The Fiscal Council, on this date and by conference call, examined the following Management Proposals:

1. Management Proposal related to the increase in the Company’s capital stock in the amount of R$ 85,479,849.17, without the issuance of new shares, through the capitalization of resources arising from: (i) Reserve for Expansion, constituted at the Shareholders Meeting held on April 30, 2009, in the amount of R$ 76,931,864.25; and (ii) Reserve of Earnings Retention based on the Capital Budgeting in the amount of R$ 8,547,984.92.

2. Management Proposal related to the increase in the Company’s capital stock in the amount of R$ 83,908,229.25, by means of the capitalization of the goodwill special reserve portion, in the amount equivalent to the effective income tax amount no longer collected by the Company in calendar year 2009 due to the goodwill amortization paid by the Casino Group in the acquisition of its respective investment in the Company.

In accordance with our examination, information and clarifications, the Fiscal Council report that the proposals aforementioned are suitable with said subjects and these proposals are in condition to be appreciated by the shareholders at the Annual and Special Shareholders Meeting.

São Paulo, April 8, 2010.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
CORPORATE TAXPAYERS’ ID (CNPJ/MF): 47.508.411/0001 -56
COMPANY REGISTRY (NIRE): 35.300.089.901

CAPITAL INCREASE
(ARTICLE 14 OF CVM INSTRUCTION 481/2009)

EXHIBIT 14 OF CVM RULE 481/2009

CAPITAL INCREASE

1. State the amount of the increase and the new capital stock.

Increase in the Company’s Capital Stock in the amount of R$ 83,908,229.25, from R$ 5,463,541,811.32 1 to R$ 5,547,450,040.57.

2. State whether the capital increase will occur due to: (a) the conversion of debentures into shares; (b) the exercise of subscription rights or subscription warrants; (c) the capitalization of profits or reserves; or (d) the subscription of new shares.

The capital stock increase will be made through the capitalization of a portion of the special goodwill reserve, and part of the capital increase will demand the issuance of new shares, pursuant to item 3 below.

3. Explain, in detail, the reasons for the capital increase and its legal and economic consequences.

The capital increase corresponds to the capitalization of a portion of the special goodwill reserve, in the amount of the effective tax credit assessed by the Company in calendar year 2009, equivalent to R$ 83,908,229.25, due to the amortization of the goodwill paid by Group Casino in the acquisition of its respective investment in the Company, pursuant to the “Goodwill Amortization Structure and Schedule Agreement” entered into by and between the members of the Diniz family (on their behalf and on behalf of their affiliate companies) and Casino, with the Company acting as the intervening party, on June 22, 2005, and amended on September 28, 2006 (“Goodwill Agreement”).

As provided for by the Goodwill Agreement , 20% of the total increase amount, that is, R$ 16,781,645.85 will be capitalized without the issue of new shares, benefiting all shareholders and 80% of the total increase amount, that is, R$ 67,126,583.40, will be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A., joint-stock company duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, headquartered in the city of São Paulo, State of São Paulo, Brazil, at Av. Brigadeiro Luis Antônio, 3126, and registered under Corporate Taxpayer’s ID the National Registration of Legal Entities (CNPJ/MF) 04.745.350/0001 -38 (“Wilkes”), pursuant to Article 7, caput of CVM Instruction 319/99, by means of the issue of new preferred shares Class A.

Regarding the increase upon issuance of new share, the Company’s shareholders will be granted the preemptive right, pursuant to paragraph 2 of Article 171 of Law 6,404/76. Should any shareholder decide to exercise the preemptive right, the amounts paid by the shareholder will be directly delivered to Wilkes. The preemptive right shall be exercised within thirty (30) consecutive days, as of the publication of a Notice to Shareholders informing on the start of such a term.

________________________________
1Capital stock after the capitalization of the Expansion and Retained Profits Reserves based on Capital Budget, pursuant to the Management Proposal of April 6, 2010.

After Wilkes receives the new shares issued in the capital increase, such new shares will be transferred to Group Casino pursuant to the Goodwill Agreement.

4. Provide a copy of the Fiscal Council report.

See Exhibit I.

5. In the case of capital increase through the subscription of shares:

a. Describe the allocation of the proceeds

The proceeds will be fully allocated to the Company’s capital.

b. Inform the number of shares issued for each type and class

A total of 1,111,551 preferred class A shares will be issued.

c. Describe the rights, advantages and restrictions of the shares to be issued

     Preferred Class A shares will be entitled the following advantages and preferences:

a. Priority in capital refund, whose amount will be calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in case the Company is liquidated;
b. Priority in receiving minimum annual dividend, non-cumulative, in the amount of R$0.08 per one (1) preferred class A share;
c. Participation with the same conditions granted to common shares in the distribution of bonus shares resulting from the capitalization of reserves or accrued profits; and
d. Participation in receiving the dividend provided for in article 35, IV, item “c” of the Bylaws, which shall be distributed to the common and preferred shares in such a manner that each preferred class A share will receive a dividend that is ten percent (10%) higher than the one attributed to each common share, pursuant to article 17, paragraph 1 of Law 6,404/76, amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to preferred class A shares, the amount paid as minimum dividend pursuant to item “b” of this Paragraph 1.

e. Inform whether the subscription will be public or private

Private subscription.

f. For a private subscription, inform if related parties, as defined by the accounting rules addressing this matter, will subscribe shares in the capital increase, reporting the respective amounts, if such amounts are already known.

Pursuant to item 3 above, 80% of the total increase, that is R$ 67,126,583.40, will be capitalized to the benefit of Wilkes, pursuant to article 7, caput, of Instruction CVM 319/99. The effective number of shares subscribed by Wilkes will be known after the end of the deadline for the exercise of the preemptive right by the minority shareholders as described in item 3 above.

g. Inform the issuance price of the new shares, or the reasons why the board of directors should be in charge of setting it, for public distributions.

R$ 60.39 (sixty reais and thirty nine cents) per preferred Class A share.

h. Inform the face value of the shares issued or, for non-par shares, the portion of the issuance price that will be allocated to the capital reserve.

Not applicable

i. Management’s opinion on the effects of the capital increase, especially with regard to the dilution caused by the increase.

Pursuant to item 3 above, 20% of the total increase, that is R$ 16,781,645.85, will be capitalized without the issuance of new shares, to the benefit of all shareholders, and 80% of the total increase, that is R$ 67,126,583.40, will be capitalized to the benefit of Wilkes, pursuant to article 7, caput of Instruction CVM 319/99, through the issuance of new preferred class A shares. Since upon the issuance of new shares the Company’s shareholders will be ensured the preemptive right, pursuant to paragraph 2 of article 171 of Law 6,404/76, there will be no harm or dilution to the other shareholders of the Company.

j. Inform the criteria to calculate the issuance price and justify in details the economic aspects that have led to this choice.

The issue price was determined based on the weighted average of the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting which will discuss the proposed capital increase, in accordance with item III of paragraph 1 of Article 170 of Law 6,404/76 (as amended), corresponding therefore to R$ 60.39 (sixty reais and thirty nine cents) per preferred share Class A.

k. In case the issuance price was set with a premium or discount over the market value, identify the reason for such premium or discount, and explain how it was determined: Not applicable.

l. Provide a copy of all reports and studies that supported the determination of the issuance price.

In accordance with item “j” above, the issuance price will be defined based on the average of fifteen (15) prior trading sessions before the first Call Notice of the Annual and Special Shareholders Meeting in which the shareholders will deliberate to. See Exhibit II.

m. Inform the quotation of each type and class of the Company’s shares in the markets where they are traded, including:

i. Minimum, average and maximum quotation in each of the last three (3) years Amounts in R$ per share:

PCAR5

Date	Minimum	Maximum	Medium

2007	27.03	40.70	32.37

2008	24.68	40.67	34.61

2009	27.97	65.02	41.75

ii. Minimum, average and maximum quotation in each quarter of the last two (2) years

Amounts in R$ per share:

PCAR5

Date	Minimum	Maximum	Medium

1Q2008	27.79	37.12	33.30

2Q2008	33.88	40.67	37.32

3Q2008	32.48	37.97	34.89

4Q2008	24.68	37.97	32.88

1Q2009	27.97	32.68	30.05

2Q2009	31.98	38.26	35.25

3Q2009	38.00	50.00	44.79

4Q2009	50.00	65.02	57.02

iii. Minimum, average and maximum quotation in each of the last six (6) months Amounts in R$ per share:

PCAR5

Date	Minimum	Maximum	Medium

Sep/09	45.93	50.00	48.34

Oct/09	50.00	55.75	53.61

Nov/09	53.69	57.60	55.38

Dec/09	56.55	65.02	62.17

Jan/10	62.15	68.19	65.22

Feb/10	60.15	65.34	63.00

iv. Average quotation in the last 90 days
     Average quotation from 12/07/2009 to 04/09/2010:
     PCAR5: R$ 62.65 per share

n. Inform the shares’ issuance price in capital increases made in the last three (3) years

Date	Total amount	Issued Shares	Shares’ Issuance Price

05/27/2008	R$ 217,860,956.46	6,143,851 preferred shares	R$ 35.46 per share.

04/30/2009	R$ 88,780,155.73	80% of the increase of the capital stock was converted on 2,197,528 preferred shares	R$ 32.32 per share.

09/21/2009	R$ 664,361,840.00	16,609,046 preferred shares Class B	R$ 40.00 per share

o. Percentage of potential dilution resulting from the issuance

There will be no dilution, as described in item 5 (h) above.

p. Inform the deadlines, conditions and means of subscription and payment for the shares issued

Described in item 3 above.

q. Inform if the shareholders will be granted the preemptive right to subscribe the new shares issued and provide details on the terms and conditions this right is subject to

Upon the issuance of new shares, the Company’s shareholders will be granted the preemptive right, pursuant to paragraph 2 of article 171 of Law 6,404/76. If any shareholder decides to exercise his preemptive right, the amounts paid by him will be transferred directly to Wilkes. The preemptive right shall be exercised within up to thirty (30) calendar days following the publication of the Notice to Shareholders informing on the beginning of such deadline.

r. Management proposal for the treatment of occasional unsubscribed shares.

There will be no unsubscribed shares since all preferred class A shares to be issued will be capitalized to the benefit of Wilkes, observing the Company’s shareholders’ preemptive right, pursuant to item 5 “p” above.

s. Describe in detail the procedures to be adopted in case a partial homologation is expected for the capital increase. Not applicable.

t. In case the issuance price is fully or partially realized in assets: Not applicable.

6. In the case of a capital increase through the capitalization of profits or reserves:

a. State whether the transaction will imply changes to the par value of the shares, if any, or the distribution of new shares to shareholders.

The Company’s shares have no par value. The proposed increase will not demand the distribution of new shares among the shareholders, because 80% of the increase of the capital stock will be will be resolved by private subscription in benefit for Wilkes and the remaining part, 20% of the total increase, will be capitalized without the issuance of new shares in benefit for all shareholders, as described in item 3 above.

b. State whether the capitalization of profits or reserves will be exercised with or without changes in the number of shares, in the case of companies whose shares have no par value.

Pursuant to item 3 above, 20% of the total increase will be capitalized without the issuance of new shares, to the benefit of all shareholders, and 80% of the total increase will be capitalized to the benefit of Wilkes, pursuant to article 7, caput, of Instruction CVM 319/99, through the issuance of new preferred shares Class A.

c. In the case of distribution of new shares

i. Inform the number of shares issued for each type and class: Not applicable.

ii. Inform the percentage the shareholders will receive in stock: Not applicable.

iii. Describe the rights, advantages and restrictions of the shares to be distributed: Not applicable.

iv. Inform the acquisition cost, in Brazilian reais per share, to be attributed so that the shareholders comply with article 10 of Law 9,249, of December 26, 1995: Not applicable.

v. Inform how fractions will be dealt with, if applicable: Not applicable.

d. State the period established in paragraph 3 of Article 169 of Law 6404 of 1976. Not applicable.

e. State and provide information and the documents required in item 5 above, when applicable. Not applicable.

7. In case of a capital increase due to conversion of debentures into shares or by exercising subscription warrants: Not applicable.

EXHIBIT I

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56
Company Registry (NIRE): 35.300.089.901

FISCAL COUNCIL REPORT

The Fiscal Council, on this date and by conference call, examined the following Management Proposals:

1. Management Proposal related to the increase in the Company’s capital stock in the amount of R$ 85,479,849.17, without the issuance of new shares, through the capitalization of resources arising from: (i) Reserve for Expansion, constituted at the Shareholders Meeting held on April 30, 2009, in the amount of R$ 76,931,864.25; and (ii) Reserve of Earnings Retention based on the Capital Budgeting in the amount of R$ 8,547,984.92.

2. Management Proposal related to the increase in the Company’s capital stock in the amount of R$ 83,908,229.25, by means of the capitalization of the goodwill special reserve portion, in the amount equivalent to the effective income tax amount no longer collected by the Company in calendar year 2009 due to the goodwill amortization paid by the Casino Group in the acquisition of its respective investment in the Company.

In accordance with our examination, information and clarifications, the Fiscal Council report that the proposals aforementioned are suitable with said subjects and these proposals are in condition to be appreciated by the shareholders at the Annual and Special Shareholders Meeting.

São Paulo, April 8, 2010.

EXHIBIT II

Evolution of PCAR5 quotation in the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting

Date	PCAR5 (R$) Quotation

03/19/2010	58.55

03/22/2010	58.40

03/23/2010	59.10

03/24/2010	58.75

03/25/2010	58.80

03/26/2010	58.80

03/29/2010	58.00

03/30/2010	57.65

03/31/2010	59.27

04/01/2010	60.50

04/05/2010	60.34

04/06/2010	60.99

04/07/2010	64.11

04/08/2010	63.81

04/09/2010	63.50

Average	60.39

MANAGEMENT PROPOSAL

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby proposes to the Annual and Special Shareholders’ Meeting the Investment Plan for 2010 of the Company and its subsidiaries, including Globex Utilidades S.A., in the total amount of R$ 1,601,093,000.00, related to: (i) conversion or to open stores and purchase land; (ii) refurbish stores; and (iii) infrastructure (IT, Logistics and others).

This is our proposal.

São Paulo, March 28, 2010.

THE MANAGEMENT

CAPITAL BUDGETING

To the Shareholders: In accordance with Section 196 of Law 6,404 dated December 15, 1976, as amended by Laws 9,457 dated May 5, 1997, 10,303 dated October 31, 2001 and 11,638 dated December 28, 2007, the Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO does hereby:

1.	Inform the designation of the Retained Earnings for 2008 (Reserve for Expansion and Capital Budgeting) as approved at the 2009 Annual and Special Shareholders’ Meeting:

(i) The Company’s Investment Plan for 2009 amounted to one billion, three hundred twenty-four million, seventy-eight thousand Reais (R$ 1,324,078,000.00). However, the investment made by the Company totaled R$ 723,073,850.97. Out of such amount, R$ 76,931,864.25 were used in the Reserve for Expansion (Article 35 – Paragraph 2, of the Bylaws) and R$ 8,547,984.92 were used in the Budgeting Capital (Article 196, Paragraph 2 of Law 6,404/76). The difference, related to R$ 637,594,001.80, was borne both with funds from the very Company, resulting from the Company’s operational activity, and with funds raised from third parties. Said investments were designated for:

- R$ 204,662,044.91 for the opening of new stores and purchase of land;

- R$ 309,039,827.47 for refurbishment of stores; and

- R$ 209,371,978.59 for infrastructure (IT, Logistics and others).

(ii) The balance of the Reserve for Expansion and the Budgeting Capital, in the total amount of R$ 85,479,849.17 will be capitalized without emission of new shares by the Company on the Annual and Special Shareholders Meeting, according to the Management Proposal that will be sent to the Shareholders.

2.
Inform that the Retained Earnings concerning the fiscal year of 2009 in the amount of R$ 421,500,485.14 as described below, shall be applied to the opening of new stores, refurbishment works and other investments, as per the Investment Plan for 2010, to be approved by the members of the Board of Directors. The Investment Plan for 2010 shall be funded both by said proposed Retained Earnings and by funds generated by the operational activity of the Company during the fiscal year:

- R$ 379,350,436.63 – Reserve for Expansion (Article 35 – Paragraph 2 of the Company Bylaws);

- R$ 42,150,048.51 – Capital Budgeting (Section 196 of Law 6,404/76);

This is our proposal.

São Paulo, March 28, 2010.
THE MANAGEMENT

MANAGEMENT PROPOSAL

Dear Shareholders: the Board of Executive Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), after analyzing the Management Report and the Financial Statements related to the fiscal year ended on December 31, 2009, hereby proposes to the Annual and Special Shareholders Meeting which will be held on April 29, 2010 to increase the capital stock of the Company in the amount of R$ 85,479,849.17, without the issuance of new shares, through the capitalization of resources arising from:

1.	Reserve for Expansion, constituted at the Shareholders Meeting held on April 30, 2009, in the amount of R$ 76,931,864.25.
2.	Reserve of Earnings Retention based on the Capital Budgeting in the amount of R$ 8,547,984.92.

The aforementioned capitalization is justified to the extent that said amounts have already been used as part of the Company’s investment plan. If said proposal is approved, the capital stock of the Company will be R$ 5,463,541,811.32 and, as a result, the article 4 of the By-laws shall become effective as follows:

“ARTICLE 4 - The Company’s Capital Stock is 5.463.541.811,32 (five billions, four hundred and sixty-three millions, five hundred and forty-one thousand, eight hundred and eleven Reais and thirty-two cents) , entirely paid in and divided into 255.066.721 (two hundred and fifty-five million, sixty-six thousand, seven hundred and twenty-one) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares, 148.688.931 (one hundred and forty-eight million, six hundred and eighty-eight thousand, nine hundred and thirty-one) preferred shares Class A and 6.697.939 (six millions, six hundred and ninety-seven thousand, nine hundred and thirty-nine) preferred shares Class B.”

The members of the Board of Executive Officers attending the Shareholders Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present to which we expect the due approval.

São Paulo, April 6, 2010.

THE BOARD OF EXECUTIVE OFFICERS

EXECUTIVE OFFICERS COMMITTEE PROPOSAL

Dear Shareholders: The Board of Executive Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to the provisions in the “Goodwill Amortization Structure and Schedule Agreement” executed by the members of the Diniz family (per se and by its affiliates) and Casino, with the Company’s intervention, on June 22, 2005 and amended on September 28, 2006 (“Goodwill Agreement”), and after the analysis of the Management Report and the Financial Statements for the year ended December 31, 2008, proposes the General Meeting the increase in the Company’s capital stock in the amount of R$ 83,908,229.25, by means of the capitalization of the goodwill special reserve portion, in the amount equivalent to the effective income tax amount no longer collected by the Company in calendar year 2009 due to the goodwill amortization paid by the Casino Group in the acquisition of its respective investment in the Company.

As provided for by the Goodwill Agreement , 20% of the total increase amount, that is, R$ 16,781,645.85 will be capitalized without the issue of new shares, benefiting all shareholders and 80% of the total increase amount, that is, R$ 67,126,583.40 will be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A., joint-stock company duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, headquartered in the city of São Paulo, State of São Paulo, Brazil, at Av. Brigadeiro Luis Antônio, 3126, and registered under Corporate Taxpayer’s ID the National Registration of Legal Entities (CNPJ/MF) 04.745.350/0001 -38 (“Wilkes”), pursuant to Article 7, caput of CVM Rule 319/99, by means of the issue of new preferred shares Class A. This amount is R$ 18.51 less than the R$ 67,126,583.40 stated in the Call Notice of the Annual and Extraordinary General Meeting to be held on April 29, 2010, which corresponds to that part of the capital increase to be capitalized on behalf of the Company’s controlling shareholder. Said difference of R$ 18.51 will be added to the amount of R$ 16,781,645.85 which will be capitalized for the benefit of all shareholders, totaling therefore R$ 16,781,664.36.

The Company’s shareholders will be granted the preemptive right, pursuant to paragraph 2 of Article 171 of Law 6,404/76. Should any shareholder decide to exercise the preemptive right, the amounts paid by the shareholder will be directly delivered to Wilkes. The preemptive right shall be exercised within thirty (30) consecutive days, as of the publication of a Notice to Shareholders informing on the start of such a term.

The issue price was determined based on the weighted average of the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting which will discuss the proposed capital increase, in accordance with item III of paragraph 1 of Article 170 of Law 6,404/76 (as amended), corresponding therefore to R$ 60.39 per preferred share. Thus, 1,111,551 preferred Company shares will be issued, totaling R$ 67,126,564.89.

Thus, in view of the approval of (i) the Management Proposal to capitalize the Expansion Reserve and Profit Retention Reserve based on the Capital Budgeting, resulting in the increase of Company’s capital stock dated on April 6, 2010; and (ii) the present Proposal by Shareholders, the Company’s capital stock will be R$ 5,547,450,040.57, divided into 256,178,272 shares with no par value, of which 99,679,851 are common shares and 149,800,482 are preferred shares Class A and 6,697,939 are preferred shares Class B. Subsequently, the caput of Article 4 of the Company’s Bylaws will become effective with the following wording:

“ARTICLE 4 - The Company’s Capital Stock is R$ 5,547,450,040.57 (five billion, five hundred forty seven million, four hundred and fifty thousands, forty reais and fifty seven cents) entirely paid in and divided into 256,178,272 (two hundred and fifty six million, one hundred and seventy eight thousands, two hundred and seventy two) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) are common shares, 149,800,482 (one hundred and forty nine million, eight hundred thousands and four hundred and eight two) are preferred shares Class A and 6,697,939 (six million, six hundred and ninety seven thousands and nine hundred and thirty nine) are preferred shares Class B.”

The Members of the Company’s Management attending the Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present, to which we expect the due approval.

São Paulo, April 08, 2010.

THE BOARD OF EXECUTIVE OFFICERS

Reference Form – Companhia Brasileira de Distribuição

10. EXECUTIVE REPORT – MANAGEMENT REVIEW AND DISCUSSION OF THE FINANCIAL POSITION AND OPERATING RESULT OF THE COMPANY

10.1. Comments of the Executive Officers on:

(a) Overall financial position

The operating and financial information of our Company presented hereunder address the implications that emerged from the acquisition of Globex Utilidades S.A. (“Globex” or “Ponto Frio”) in July 2009.

We understand that our Company enjoys a financial position that is adequate to support our capital expansion and investment plans, as well as to meet liquidity requirements and satisfy our short- and long-term liabilities. Notwithstanding, our position may be influenced by certain situations beyond our control, such as the growth and stability of the Brazilian economy.

In addition to fulfilling most of our goals in 2009, which attests to the soundness of our business plan and activities, our opinion on our Company’s financial position is supported by the following economic and financial premises drawn from our consolidated financial statements for the year ended on December 31, 2009:

  Gross sales of R$26,223 million and net sales of R$23,254.2 million, representing a year-over-year increase of 25.7% and 29%, respectively, compared to the same period last year.

  Gross profit of R$5,760.4 million and a gross margin of 24.8%;

  Total operating expenses reached 18.3% of net sales, and R$ 4,259.3 million in the aggregate;

  EBITDA of R$ 1,501.1 million, with an EBITDA margin of 6.5%;

  Net debt (net financial debt) of R$ 703.1 million, with a net debt to EBITDA ratio of 0.47x; and

  Net shareholders’ equity of R$6,559.5 million, representing an increase compared to last year’s net shareholders’ equity of R$ 5.407,7. Thus, the net debt to net shareholders’ equity ratio was 10.7% .

(b) Capital structure and potential stock redemption

We understand that our current capital structure, evaluated primarily by the net debt to EBITDA ratio, reflects a degree of leverage in agreement with the Company’s policy that calls for a net financial debt to EBITDA ratio of less than 1.

The chart below indicates our capital structure as of December 31, 2009:

(R$ million)

Total debt	3,047.3
Cash	2,344.2
Net financial debt	703.1
Net debt to EBITDA	0.47x
Net debt to shareholders’ equity	10.7%

Reference Form – Companhia Brasileira de Distribuição

There is no potential redemption of stock issued by the Company.

(c) Ability to repay debts

As of December 31, 2009, our EBITDA was R$1,501.1 million, and our interest expenses were R$536.3 million. Accordingly, our EBITDA to interest coverage ratio was 2.80 x relating to our financial expenses for the year ended on December 31, 2009.

The figures above show that our cash flow, in addition to our currently available funds, reflect a strong ability to repay debt and enable the Company to satisfactorily meet its short- and long-term financial liabilities.

(d) Financing of working capital and investments on non-current asset used by the Company

We raise funds in a number of ways, such as by: (A) finance arrangements comprised by (i) loans denominated in Brazilian reais with repayment obligation and accruing interest at the DI rate; (ii) loans denominated in foreign currency, which loans are immediately swapped in full for other liabilities denominated in reais and accruing interest at the DI rate (full swap transactions); and (iii) loans obtained from the Brazilian National Bank for Economic and Social Development (”BNDES”), some of which are denominated in reais and some others tied to a foreign currency basket (these loans are also swapped for liabilities denominated in reais and accruing interest at the DI rate), plus per annum interest; and (B) funds raised in the capital market through the issue of debentures and securitization transactions.

We did not face any difficulties in obtaining loans or refinancing our current debts in 2009. As of December 31, 2009, we did not make any facility arrangements other than existing loan agreements entered with the BNDES. For detailed information on agreements entered into by the Company and the BNDES, please see item (f) below, “Relevant Loan and Financing Agreements”.

(e) Financing of working capital and investments on non-current assets that the Company intends to use for covering liquidity shortcomings

Please see item (d) above for more information on the financing of working capital and investments on non-current assets that the Company intends to use for covering any liquidity shortcomings.

(f) Indebtedness & debt breakdown

Reference Form – Companhia Brasileira de Distribuição

Relevant loan and financing agreements

Swaps

We use swap transactions to convert U.S. dollar-, yen-denominated, and fixed interest rate loans into liabilities denominated in reais that accrue interest based on the fluctuation of the DI rate. The annual reference rate for the DI rate as of December 31, 2009, was 8.55%, and 12.38% in 2008.

		Parent Company			Consolidated

		Rate*	2009	2008	Rate*	2009	2008

Debt
Domestic Currency
Unibanco	CDI		-	-	100%	4	-
Banco do Brasil	CDI	11%	345,310	381,089	11%	404,332	430,189
Itaú	CDI		-	-	1.5%	1,702	-
Bradesco	CDI		-	-	1.5%	-	-
IBM			-	-	0.8%	25,517	-
Alfa	CDI		-	-	1.5%	5,101	-

			345,310	381,089		436,656	430,189

Foreign Currency
ABN AMRO	YEN	1.69%	118,271	156,269	5.51%	381,524	480,736
Santander	USD	5.94%	245,045	490,097	6.26%	282,225	539,423

			363,316	646,366		663,749	1,020,159

Swap Agreements
ABN AMRO	CDI	101.8%	(8,131)	(44,835)	103.2%	102,902	(23,689)
Santander	CDI	101.6%	19,047	(92,775)	103.2%	49,269	(92,775)
Votorantim	CDI	100.0%	195	1,861	100.0%	197	17,574
Pactual	CDI	100.0%	718	7,062	100.0%	718	7,062
BRASIL	CDI	105.7%	984	-	105.7%	1,098	-

			12,813	(128,687)		154,184	(91,828)

Overall Total			721,439	898,768		1,254,589	1,358,520

* Weighted Average Rate

BNDES

The facility obtained from the BNDES accrues interest based on the TJLP rate plus an annual interest rate component. In the event the TJLP exceeds 6% p.a., the percentage by which the actual rate exceeds the 6% is compounded to the principal outstanding balance. We also have loans indexed to a basket of foreign currencies, in addition to the relevant charges that are accrued to the outstanding balance plus annual interest, that are also swapped for other liabilities accruing interest rate based on the variation of the DI rate. Loans are repaid in monthly installments after a relevant grace period as detailed below.

For the year ended December 31, 2009, we had three (3) loan agreements with BNDES in force that were made on November 14, 2003; May 22, 2007; and July 2, 2009, respectively. The first of these loans was indexed to the foreign currency basket, while the other two accrued interest at the TJLP rate. On December 31, 2009, the total balance relative to all foregoing agreements was equivalent to approximately R$112 million.

In addition to complying with certain regulations issued by the BNDES, namely Resolution No. 665/87 (Policy Regarding Provisions Applicable to BNDES Agreements) and Resolution No. 660/87 (Follow-Up Policy and Standards), we are also required to meet certain financial ratios (as per our debt covenants) computed based on our consolidated financial statements in accordance with accounting standards used in Brazil, including: (i) maintaining a shareholders’ equity to total asset ratio greater than, or equal to 0.4 1; and (ii) maintaining a liquidity ratio (current assets/current liabilities) greater than, or equal to 1.05. Our Management effectively controls and follows up on the compliance with such debt covenants. As of December 31, 2009, our shareholders’ equity to total asset ratio was 0.37% and the liquidity ratio was 1.37% . Our parent company provides surety in the loans obtained from the BNDES and is jointly and severally liable until all relevant loans are repaid.

Reference Form – Companhia Brasileira de Distribuição

Annual Financial Charges	Grace period	No. of Monthly installments	Maturity	Parent Company		Consolidated
				2009	2008	2009	2008

Currency Basket + 4.125%	14	60	Jan/2010	654	11,439	654	11,439
TJLP + 4.125%	12	60	Nov2009	-	51,730	-	51,730
TJLP + 1.0%	12	60	Nov2009	-	3,124	-	3,124
TJLP + 3.2%	6	60	Nov2009	96,385	129,277	96,385	129,277
TJLP + 2.7%	6	60	Nov2009	13,924	18,676	13,924	18,676
TJLP + 4.5%	4	24	Feb/2010	-	-	7,336	-
TJLP + 4.5%	5	24	Jan/2011	-	-	4,018	-
TJLP + 2.3%	5	48	May/2012	-	-	2,538	-
TJLP + 2.3%	11	48	Jun/2013	-	-	13,035	-
TJLP + 2.8%	7	48	Nov/2011	-	-	25,910	-
TJLP + 2.8%	6	48	May/2012	-	-	9,715	-

				110,963	214,246	173,515	214,246

Debentures

The chart below describes the breakdown of the debentures issued by our Company as of December 31, 2009:

	Type	Outstanding Securities	Annual Financial Charges	Unit Price	2009	2008

6th Issue
1st Series	No preference	54,000	CDI + 0.5%	10,293	555,821	564,713
2nd Series	No preference	23,965	CDI + 0.5%	10,293	246,672	250,618
7th Issue
1st Series	No preference	200	119% of CDI	1,056,320	211,264	-
8th Issue
1st Series	No preference	500	109.5% of CDI	1,003,959	501,979	-
6th Issue
1st and 2nd Series	Interest Swap		104.96% of CDI		655	2,024

Funding Cost					(15,649)	(2,626)

Parent Company / Consolidated short and long-term					1,500,742	814,729

Non-current Liabilities					1,481,356	777,868

Current Liabilities					19,386	36,861

Other long-term arrangements with financial institutions

_______________________________
1 As of March 3, 2010, the equity to total asset ratio is 0.30% .

Reference Form – Companhia Brasileira de Distribuição

Except for the transactions described above, we do not have other long-term loan agreement with any financial institutions.

Degree of Company debt subordination

No subordination exists to our debt.

Restrictions on indebtedness limits, taking of new loans, distribution of dividends, disposal of assets, issuance of new securities, and sale of controlling interest

All agreements entered into with the BNDES are subject to certain provisions applicable to agreements made with the BNDES. Pursuant to such provisions, borrowers of BNDES funds, including our Company, shall not, without the prior authorization of the bank: (i) assign seniority to other debts; (ii) perform stock amortizations; (iii) issue debentures; (iv) issue founders’ capital stock; (v) assume new indebtedness; and (vi) dispose of, or encumber any fixed assets, subject to any qualifications explicitly provided for in the provisions applicable to agreements made with the BNDES.

In accordance with the documentation relating to its Sixth Debenture Issue, the Company is subject to the following restrictions: (a) no payment of any dividends shall be made to the Company’s shareholders, including any accelerated dividends and/or proceeds in the form of interest on the shareholders’ equity, for as long as the Company remains in default with regard to the debentures included in the Sixth Issuance, except, however, for the payment of any statutory dividend as provided for in section 35(IV)(c) of our By-laws; (b) the following transactions shall not take place, except where they meet the applicable requirements: any restructuring that may lead to the Company being spun off, merged into, or taken over by any other company without the prior explicit consent of the holders of any debentures included in the Sixth Issuance, except where any such spin-off, merger or takeover transaction complies with the requirements set forth in article 231 of the Brazilian Corporate Law; any transfer of a controlling interest in the Company to any third party, except in the event of (1) a transfer of interest among our existing controlling companies or (2) a transfer of any direct or indirect controlling interest in the Company to any company in the food retail industry that is assigned a credit rating of investment grade, on a global basis or similar, by Standard & Poor's, Moody's or Fitch Ratings, or, in the event that the acquiring party has no such credit rating available, that the credit rating applicable to the debentures included in the Sixth Issuance is not reduced; and (c) for as long as any debentures included in the Sixth Issue of Debentures of the Company are outstanding, maintain certain financial ratios and comply with certain limits, namely, a consolidated net debt that is less than the shareholder’s equity and a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.25, as set forth in the indenture relative to the Sixth Issue of Debentures of the Company, such limits and ratios to be calculated at the last day of each quarter based on the twelve (12) months preceding the relevant calculation date.

In accordance with the indenture of its Seventh Issue of Debentures, the Company is subject to the following restrictions: the following transactions shall not take place, except where they meet the applicable requirements: (a) no restructuring shall take place that may lead to the Company being spun off, merged into, or taken over by any other company without the prior explicit consent of the holders of any debentures included in the Seventh Issue of Debentures, subject to the quorum for adopting resolutions as set forth in the relevant indenture, except where any such spin-off, merger or takeover transaction complies with the requirements set forth in article 231 of the Brazilian Corporate Law; any transfer of a controlling interest in the Company to any third party, except in the event of (i) a transfer of interest among the Company’s existing controlling companies or (ii) a transfer of any direct or indirect controlling interest in the Company to any company in the food retail industry, provided, however, that any such direct or indirect transfer of a controlling interest to a company in the food retail industry does not reduce the credit rating applicable to the debentures included in the Seventh Issue of Debentures of the Company; and (2) does not result in concentration of risk of a holder of any debentures included in the Seventh Issue of Debentures in relation to the Company in excess of the limits set forth by the laws and regulations in force and applicable to the holders of any debentures included in the Seventh Issue of Debentures of the Company, as the case may be; and (b) for as long as any debentures included in the Seventh Issue of Debentures of the Company are outstanding, maintain certain financial ratios and comply with certain limits, namely, a consolidated net debt that is less than the shareholders’ equity and a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.25, as set forth in the indenture relative to the Seventh Issue of Debentures of the Company, such limits and ratios to be calculated at the last day of each quarter based on the twelve (12) months preceding the relevant calculation date, the first of which calculations was made based on the consolidated financial statements of the Company for the quarter ended on June 30, 2009.

Reference Form – Companhia Brasileira de Distribuição

In accordance with the indenture of its Eighth Issue of Debentures, the Company is subject to the following restrictions: the following shall not take place, except where the applicable requirements are met: (a) no restructuring shall take place that may lead to the Company being spun off, merged into, or taken over by any other company without the prior explicit consent of the holders of any debentures included in the Eighth Issue of Debentures, subject to the quorum for adopting resolutions as set forth in the relevant indenture, except where any such spin-off, merger or takeover transaction complies with the requirements set forth in article 231 of the Brazilian Corporate Law; any transfer of a controlling interest in the Company to any third party, except in the event of (i) a transfer of interest among the Company’s existing controlling companies or (ii) a transfer of any direct or indirect controlling interest in the Company to any company in the retail industry; (l) any amendment to the purpose of the Company in such way that the Company’s core business ceases to be trading in food and food supplies; and (b) for as long as any debentures included in the Eighth Issue of Debentures of the Company are outstanding, maintain certain financial ratios and comply with certain limits, namely, a consolidated net debt that is less than the shareholders’ equity and a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.25, as set forth in the indenture relative to the Eighth Issue of Debentures of the Company, such limits and ratios to be calculated on the last day of each quarter based on the twelve (12) months preceding the relevant calculation date, the first of which calculations was made based on the consolidated financial statements of the Company for the quarter ended on September 30, 2009.

(g) Usage cap on existing loans

As of December 31, 2009, our capital stock was R$5,374.8 million, and the amount in outstanding debentures issued by the Company was R$1,481.4, as described in item (f), “Relevant loan and financing agreements”, above. Therefore, in accordance with the provisions of article 60 of the Brazilian Corporate Law, our debenture to capital stock ratio as of December 31, 2009, was 27.6%, thus meeting the legal requirement and allowing for additional financing through the issue of new long-term debt instruments in the capital market.

The Company has a credit limit with the BNDES for funding part of its 2009-2011 Expansion and Renovation Plan of approximately R$900 million. As of December 31, 2009, no amount had been taken by the Company nor released by the BNDES under the relevant loan agreement. The funds under all other loan agreements made by the Company have been released.

(h) Significant changes in items of the financial statements

Reference Form – Companhia Brasileira de Distribuição

The consolidated financial information of the Company appearing in the balance sheets and income statements for the years ended on December 31, 2009, 2008 and 2007, inclusive, were derived from consolidated financial statements of the Company prepared in accordance with the accounting standards used in Brazil and as required by the Brazilian Corporate Law, including, for years ended as of January 1, 2008, any changes introduced by Law No. 11,638, dated December 28, 2007, (“Law No. 11,638/07”), and by Provisional Measure No. 449, dated December 3, 2008, as subsequently enacted into Law No. 11,941, dated May 27, 2009, (“Law No. 11,941/09”), by regulations issued by CVM and by any statements issued by the Accounting Standards Board (respectively “BR GAAP” or “Accounting Standards Used in Brazil” and “CPC”).

Income statement

Years ended on December 31, 2009, and on 31 December, 2008

(Consolidated)	Year ended on December 31

	2009	% of Net Revenues	2008	% of Net Revenues	% variation 2009/2008
Gross sales of goods and/or services	26.223,0	112.8%	20,856.8	115.7%	25.7%
Deductions to gross sales	(2,968.8)	(12.8%)	(2,823.7)	(15.7%)	5.1%
Net revenue of sale of goods and/or services	23,254.2	100.0%	18,033.1	100.0%	29.0%
Cost of goods and/or services sold	(17,493.8)	(75.2%)	(13,279.5)	(73.6%)	31.7%
Gross income (loss)	5,760.4	24.8%	4,753.6	26.4%	21.2%
Total operating expenses	(4,259.3)	(18.3%)	(3,431.1)	(19.0%)	24.1%
Selling expenses	(3,519.0)	(15.1%)	(2,857.1)	(15.8%)	23.2%
G&A	(740.3)	(3.2%)	(574.0)	(3.2%)	29.0%
Net financial revenue (expense)	(284.6)	(1.2%)	(316.8)	(1.8%)	(10.2%)
Financial revenues	251.7	1.1%	292.1	1.6%	(13.8%)
Financial expenses	(536.3)	(2.3%)	(608.9)	(3.4%)	(11.9%)
Other operating incomes	(135.8)	(0.6%)	(10.9)	(0.1%)	1,144.1%
Income (loss) of permanent assets	(21.7)	(0.1%)	(10.9)	(0.1%)	98.5%
Non-recurring income	(114.1)	(0.5%)	0.0	0.0%	-
Depreciation/amortization	(454.0)	(2.0%)	(604.7)	(3.4%)	24.9%
Equity Income	17.6	0.1%	2.9	0.0%	501.6%
Operating income	644.2	2.8%	393.0	2.2%	63.9%
Income tax	(6.4)	(0.0%)	(111.0)	0.6%	(94.3%)
Minority interest	(13.8)	(0.1%)	0.7	0.0%	-
Statutory interest/contributions	(32.5)	(0.1%)	(22.2)	(0.1%)	46.6%
Net income (loss)	591.6	2.5%	260.4	1.4%	127.2%
Earnings per share	2.3		1.1		110.0%

Net Sales Revenue

Our net sales revenue increased by 29.0%, from R$18,033.1 million in 2008 to R$23,254.2 million in 2009.

One highlight among the drivers that contributed to the increase in our net sales revenues in 2009 is the acquisition of Ponto Frio in July 2009. This transaction, in addition to strengthening our position within non-food related industries, also enabled the Company to capture gains in terms of market share and consolidate the sales foundations introduced in our daily operations since 2008, namely, assortment, pricing, communication and customer service.

Gross Income

Reference Form – Companhia Brasileira de Distribuição

Our gross income went up from R$4,753.6 million in 2008 to R$5,760.4 million in 2009. Although our gross margin was negatively affected by 160 basis points in 2009, our gross income increased 21.2% . This drop in the gross margin resulted a number of situations: (i) effects of an expanded tax substitution regime beginning in 2008 that changed the way the ICMS is levied, particularly in the State of São Paulo, causing an increase in the cost of goods and in net revenues to the extent that now the ICMS ceased to be levied in the sales tax line and was included in the cost of goods sold; and (ii) effect of an increased participation of Assai and of consumer electronics selling at lower margins than food products, however contributing to a larger average ticket.

Furthermore, the Company implemented a strategy to expand its participation in new businesses and grow in a sustainable manner, with continued expense monitoring and investments in terms of price competitiveness, where more competitive prices are offset by leveraging sales but allow for gains in terms of cash margins.

Operating revenues (expenses)

The total operating revenue of the Company increased 24.1%, up from R$3,431.1 million in 2008 to R$4,259.3 million in 2009. Measured as a percentage of net sales, expenses reached 18.3% in 2009, a year-over-year reduction of 70 basis points. This is the smallest expense level ever recorded by our Group, and is a result of continued expense monitoring.

It is important to highlight that in 2008 our total operating expense was affected by restructuring costs in the amount of R$23 million (before deduction of taxes). If this amount was disregarded in the 2008 calculation, the total operating expenses of the Company in 2009 would have shown a pro-forma increase of 25.0% compared to 2008 figures.

Financial revenues (expenses)

Net financial revenues decreased 10.2%, down from financial expenses of R$316.8 million in 2008 to expenses of R$284.6 million in 2009. This decrease was due to the effect of mark to market accounting and updated assets/liabilities that exceeded gains with lower interest rates (DI rate) and the net debt in the period.

Depreciation and amortization

Depreciations and amortizations totaled R$454.0 million in 2009, a decrease of 24.9% versus the R$604.7 million recorded in 2008. This variation measured resulted primarily from the accounting standard harmonization process introduced by Law No. 11,638/07, which law mandated that goodwill ceased to be amortized as of January 1, 2009.

Operating income

The operating income of the Company increased 63.9%, up from R$393.0 million in 2008 to R$644.2 million in 2009. This was a result of the following: (i) increase of 29.0% in net sales revenues; (ii) increase of 31.7% in costs of goods and/or services sold; and (iii) increase of 24.1% in operating expenses.

Income tax

Reference Form – Companhia Brasileira de Distribuição

Expenses with the income tax of the Company decreased from R$111.0 million to R$6.4 million in 2009. The reduced tax expense resulted essentially from (i) deferred income tax credit derived from past tax losses of Globex; and (ii) non-taxable revenues and expenses.

Net income

As described above, the Company’s net income increased 127.2%, from R$260.4 million in 2008 to R$591.6 million in 2009. It is important to note that, in 2008, the net income was impacted by restructuring expenses incurred in the first quarter of the year, in an aggregate amount of R$17.2 million. Even with the incorporation provided for in the recent Law No. 11,638/07, the net income in 2008 was affected by the amortization of goodwill in the amount of R$112.6 million. Similarly, in 2009 the Company's net income was affected by non-recurring events in the amount of R$50.6 million. Accounting for the impacts of such events, the Company’s net income reached R$642.2 million in 2009, a pro-forma increase of 56.0% in relation to 2008 figures.

Balance sheet

Years ended on December 31, 2009, and on 31 December, 2008

Balance Sheet – Consolidated Assets

(in R$ million)	Year ended on December 31

	2009	%	2008	%	variation 2009/2008

Current assets	8,532.7	47.4%	5,652.5	41.7%	51.0%
Available funds	2,344.2	13.0%	1,625.6	12.0%	44.2%
Credits	3,356.2	18.6%	2,456.0	18.1%	36.7%
Inventory	2,827.5	15.7%	1,570.9	11.6%	80.0%
Others	4,9	0.0%	0.0	0.0%	0.0%
Non-current assets	9,480.0	52.6%	7,893.7	58.3%	20.1%
Long-term assets	2,644.7	14.7%	2,260.6	16.7%	17.0%
Sundry credits	2,378.5	13.2%	1,984.1	14.7%	19.9%
Related-party credits	266,1	1.5%	276.5	2.0%	(3.8%)
Others	0.0	0.0%	0.0	0.0%	0.0%
Fixed assets	6,835.4	37.9%	5,633.1	41.6%	21.3%
Investments	212.4	1.2%	113.9	0.8%	86.5%
PPE	5,248.9	29.1%	4,859.5	35.9%	8.0%
Intangible assets	1,374.0	7.6%	659.7	4.9%	108.3%
Total assets	18,012.7	100.0%	13,546.2	100.0%	33.0%

Balance Sheet – Consolidated Liabilities

(R$ million)	Year ended on December 31

	2009	%	2008	%	variation 2009/2008

Current liabilities	5,801.7	32.2%	3,418.0	25.2%	69.7%
Financing and Loans	441.2	2.4%	300.6	2.2%	46.8%
Debentures	19.4	0.1%	36.9	0.3%	(47.4%)
Suppliers	4,004.4	22.2%	2,409.5	17.8%	66.2%
Taxes, fees, and contributions	313.7	1.7%	110.2	0.8%	184.6%
Dividends payable	98.1	0.5%	68.0	0.5%	44.2%
Related-party debts	31.7	0.2%	12.4	0.1%	155.2%
Provisions	0.0	0.0%	0.0	0.0%	-
Others	893.3	5.0%	480.4	3.6%	86.0%
Non-Current liabilities	5,545.8	30.8%	4,616.2	34.1%	20.2%
Financing and Loans	2,183.1	12.1%	2,300.2	17.0%	(5.1%)
Debentures	1,481.4	8.2%	777.9	5.7%	90.4%
Provision for court rulings	367.2	2.0%	1,244.1	9.2%	(70.5%)
Others	1,514.2	8.4%	294.0	2.2%	415.1%
Minority interests	105.7	0.6%	104.3	0.8%	1.4%
Net equity	6,559.5	36.4%	5,407.7	39.9%	21.3%
Total liabilities	18,012.7	100.0%	13,546.2	100.0%	33.0%

Reference Form – Companhia Brasileira de Distribuição

Balance sheet assets

Current

Available cash, funds, and banks

The Company's available cash, funds, and banks increased 44.2%, from R$1,625.6 million in 2008 to R$2,344.2 million in 2009, due primarily to an increase of 54.2% in the Company’s financial investments derived from the Seventh and Eighth Issue of Debentures of the Company.

On December 31, 2009, our available cash, funds, and banks represented 13.0% of our assets, versus 12.0% on December 31, 2008.

Credits

The Company’s credits increased 36.7%, from R$2,456.0 million in 2008 to R$3,356.2 million in 2009, due primarily to the consolidation of Globex’s receivables as a result of its acquisition, as well as on account of an increase in the sales via credit cards, which also increased following an increase in sales revenues.

Inventory

Inventories increased 80.0%, from R$1,570.9 million in 2008 to R$2,827.5 million in 2009, due primarily to the acquisition of Globex and the Company’s organic growth.

Non-current

Investments

The Company’s investments increased 86.5%, from R$113.9 million in 2008 to R$212.4 million in 2009, due primarily to (i) an increase in the capital stock of Miravalles Empreendimentos e Participações S.A. (merged by Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento, “FIC”); and (ii) a shares swap transaction between Banco Investcred ("BINV") and FIC, in consequence of the merger with the BINV’s partial part into FIC, opening of new stores, renovation and conversion of existing stores and upgrades of existing infrastructure (IT, logistics and other).

On December 31,2009, our investments represented 1.2% of our assets, versus 0.8% on December 31, 2008.

PPE

Reference Form – Companhia Brasileira de Distribuição

Plant, property and equipment increased 8.0%, from R$4,859.5 million in 2008 to R$5,248.9 million in 2009, due primarily to the opening of new stores in the period. These stores are not operating yet.

On December 31, 2009, our plant, property and equipment represented 29.1% of our total assets, versus 35.9% on December 31, 2008.

Intangible assets

Intangible assets increased 108.3%, from R$659.7 million in 2008 to R$1,374.0 million in 2009, due primarily to goodwill additions derived from the acquisition of Globex and from the remaining 40% of the capital stock of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”).

On December 31, 2009, our intangible assets represented 7.6% of our total assets, versus 4.9% on December 31, 2008.

Balance sheet liabilities

Current

Short-Term Financing and Loans

Short-term financing and loans increased 46.8%, from R$300.6 million in 2008 to R$441.2 million in 2009, due primarily to adjustments in interest, swap and mark-to-market accounting.

On December 31, 2009, our short-term financing and loans represented 2.4% of our total liabilities, versus 2.2% on December 31, 2008.

Short-term – Debentures

Short-term indebtedness related to debentures issued by the Company decreased 47.4%, from R$36.9 million in 2008 to R$19.4 million in 2009, due primarily to adjustments in interests, swap and mark-to-market accounting.

On December 31, 2009, our short-term debentures represented 0.1% of our total liabilities, versus 0.3% on December 31, 2008.

Suppliers

Supplier liabilities increased 66.2%, from R$2,409.5 million in 2008 to R$4,004.4 million in 2009, due to the acquisition of Globex and the related impact caused by the absorbed supplier account.

On December 31, 2009, our supplier liabilities represented 22.2% of our total liabilities, versus 17.8% on December 31, 2008.

Reference Form – Companhia Brasileira de Distribuição

Non-current

Long–term financing and loans

Long-term financing and loans decreased 5.1%, from R$2,300.2 million in 2008 to R$2,183.1 million in 2009, due to the reassignment of real-and foreign-currency denominated financing agreements as short-term liabilities.

On December 31, 2009, our long-term financing and loans represented 12.1% of our total liabilities, versus 17.0% on December 31, 2008.

Long–term – Debentures

Long-term indebtedness related to debentures issued by the Company increased 90.4%, from R$777.9 million in 2008 to R$1,481.4 million in 2009, due primarily to the Seventh and Eighth Issue of Debentures of the Company. For additional information on debentures issued by the Company, please refer to item 18.5 of the Reference Form.

On December 31, 2009, our long-term debentures represented 8.2% of our total liabilities, versus 5.7% on December 31, 2008.

Provision for court rulings

The Company’s provisions decreased 70.5%, from R$1,244.1 million in 2008 to R$367.2 million in 2009, essentially on account of joining the Tax Recovery Program (“REFIS”) introduced by Law No. 11,941/09. Opting in to REFIS translated an increase of 415.1% in Other items on account of opting in to said tax payment scheme.

Net equity

Our net equity increased 21.3%, from R$5,407.7 million in 2008 to R$6,559.5 million in 2009, due primarily to an increase in the Company’s stock capital as a result of the acquisition of Globex and of the revenue reserve account.

Other assets and liabilities

Assets and liabilities not discussed above did not show significant changes in the comparison between their balances determined as of December 31 for years 2009 and 2008.

10.2. Comments of the Executive Officers on:

(a) Results of operations, especially: (i) discussion of any relevant components of the Company’s revenues; and (ii) drivers materially affecting the Company’s operating income (loss)

The Company’s gross revenues increased 25.7% in 2009, being:

• 66.9%, or R$17,544.3 million, derived from sales of food-related products; and

• 33.1%, or R$8,678.8 million, derived from sales of non-food products.

Reference Form – Companhia Brasileira de Distribuição

Thus, 66.9% of the Company’s gross operating income derived from sales of food-related products, and 75.7% in 2008. Revenue tax totaled R$2,968.8 million, or approximately 11.3% of our gross operating income.

The Company also increased its market share, especially in sales of non-food products, which also increased over 13.5% in same store sales.

Moreover, the Company strengthened its position in the non-food product segment with two significant initiatives: the acquisition of the Ponto Frio chain in June 2009, and the joint venture agreement signed with Casa Bahia in December 2009. The goal of these two transactions is to improve the Company’s complementary position in the durable goods market by serving consumers of different social strata. The Company significantly increased its activities in this segment, is leveraging synergies and aiming at excellence in service to offer a number of advantages to consumers in 2010.

One highlight among the drivers that enhanced the Company’s performance is the consolidation of sales foundations introduced in our daily operations during 2008, namely, assortment, pricing, communication and customer service.

(b) Changes in revenues due to changes in prices, exchange rates, inflation, volume procurement, and the introduction of new products and services

The Company’s financial situation and the income (loss) of its business is tied to Brazilian macroeconomics and drivers such as unemployment rate, availability of consumer credit and increasing average wages.

The Company’s operating expenses, as well as all of its cash expenses (in other words, expenses other than depreciation and amortization), are incurred in reais and change according to the inflation in Brazil. In this respect, any increase of interest rates and inflation may influence the prices of products sold in Company’s stores. On the other hand, the Company negotiates large volumes with its suppliers, thus reducing its exposition to the aforementioned changing drivers. Thus, the Company’s revenues and expenses were not significantly influenced by the foregoing drivers.

(c) Impact of inflation, changes in prices of our key supplies and products, exchange and interest rates on the Company's operating income

In addition to paragraph (b) above, we believe that the devaluation or appreciation of real against the U.S. dollar has, and will have, an impact on the Company’s income (loss) derived from import transactions, which transactions accounted for 3.5% of our sales in 2009.

The Company’s net financial revenues were significantly affected in 2009 on account of the effect of mark to market accounting and the updating of assets/liabilities that exceeded any gains derived from lower interest rates (DI rate) and the net debt in the period.

10.3. Comments of the Executive Officers on the potential impact of the events below on the company’s financial statements and income (loss)

(a) Introduction or divestment of businesses

Reference Form – Companhia Brasileira de Distribuição

No introduction or divestment of any businesses has had, or is expected to have, a significant impact on the Company’s financial statement or bottom line. On the other hand, the Company increased its participation in the non-food product retail industry through the acquisition of Globex and entering into a joint venture agreement with Casa Bahia, as further described in item (b) below.

(b) Constitution, acquisition or sale of equity interests

Non-food retail industry – Globex and Casa Bahia

The Company strengthened its position in the non-food retail industry in 2009 with the following key initiatives: the acquisition of Globex in July and the entering into a joint venture agreement with Casa Bahia in December. These initiatives will ensure the Company’s complementary position in the durable goods market by serving consumers of different social strata. The Company’s expertise in such industry is expected to increase through leveraging synergies and excellence-driven customer service to offer a number of advantages to consumers in 2010, such as improved product assortment, competitive prices and access to credit.

Although bottom-line figures at Globex are far from what is expected by the Company, the transaction is being successfully implemented on the expected timeframe. Moreover, negative trends seen in early 2009 were reverted and there has been a strong rebound in sales. The synergies captured so far exceeded the initial expectations and have shown advantages in several areas: IT, logistics, marketing, procurement and also in access to credit. The resolution to strengthen the participation of the Company in the non-food segment is part of the strategic guidelines introduced in 2007 by the Company’s board of directors. Furthermore, recent studies show the importance and the growth potential of the non-food market in Brazil.

Our businesses in the non-food retail segment will be further reinforced through the integration and segmentation of e-commerce transactions of Ponto Frio (www.pontofrio.com.br) and Extra (www.extra.com.br).

Cash & Carry – Assaí Chain

In July 25, 2009 the Company acquired a holding equivalent to the remaining 40% of the controlling interest of Assaí. This transaction resulted in the Company becoming the indirect holder of all shares of the capital stock of Barcelona, which in turn owns the Assaí chain, thus increasing the Company’s footprint in the food retail industry’s cash&carry segment. Barcelona was already an indirect subsidiary of the Company through Sé Supermercados.

In view of the foregoing and considering the growth potential of the consumption power of classes C and D, we expect that the improved Company's footprint in the cash&carry sales segment of the food retail industry will have a positive, significant impact on the Company's financial statement and bottom line.

(c) Unusual events or transactions

There has been no unusual event or transaction.

10.4. Comments of the Executive Officers on:

Reference Form – Companhia Brasileira de Distribuição

(a) Significant changes in accounting standards

With the enactment of Law No. 11,638/07 and Law No. 11,941/09 on December 28, 2007, and May 27, 2009, respectively, several rules related to the reporting of consolidated financial data of companies subject to the Brazilian Corporate Law were changed. The main goal of said changes was to update the Brazilian corporate laws and make BR GAAP consistent with the IFRS (International Financial Reporting Standards).

Thus, as of the fiscal year ended December 31, 2008, the Company is required to comply with new legal requirements related to preparation and reporting of financial statements.

(b) Significant implications as a result of changes to accounting standards

In accordance with Technical Pronouncement CPC 01, issued by the Accounting Standards Board, as of January 2009 any goodwill derived from acquisition will cease to be amortized. Accordingly, said goodwill will now be subject to an impairment test. For 2009, the result of applying the new standards resulted in an amount of R$112.6 million.

(c) Qualifications and key concerns of the independent auditor’s opinion

There have been no qualifications or key concerns in the independent auditor’s opinion on the financial statements of the Company for fiscal years ended on December 31, 2007, 2008 and 2009.

The independent auditor’s opinion on the financial statements for fiscal year ended on December 31, 2007, includes, however, a paragraph emphasizing the cash flow and the added value statements referring to the years ended on December 31, 2007 and 2006, which were presented as supplementary information on our Company and subsidiaries, are not a mandatory integral part of the basic financial statements, pursuant to the accounting practices adopted in Brazil. This independent auditor’s opinion also informs that the cash flow and the added value statements were submitted to the same auditing procedures described in paragraph 2(e) of the respective report, and, therefore, according to the independent auditors’ opinion and based on the opinion of other independent auditors mentioned in the first paragraph of the opinion, these are duly presented, in all its material aspects, with regard to the financial statements as a whole.

The independent auditor’s opinion for the financial statements for the year ended on December 31, 2008, includes a paragraph emphasizing that as a result of the change in the accounting practices adopted in Brazil in 2008, the financial statements for the year ended on December 31, 2007, presented for purposes of comparability, were adjusted and are represented pursuant to NPC 12 – Accounting Practices, Accounting Changes and Estimates, and Error Correction.

10.5. Comments of the Executive Officers on the adoption of critical accounting standards, especially with regard to accounting estimates made by the management concerning uncertain, relevant concerns having an impact of the financial position and bottom line that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long- lived assets, life of non-current assets, pension plans, exchange currency conversion adjustments, environmental recovery costs, asset recovery test criteria and financial instruments

Reference Form – Companhia Brasileira de Distribuição

Management endeavors to report the Company’s financial information in plain, understandable fashion. However, due to the complexity of accounting and reporting standards it may not be possible to attain the desired clarity as the Company is required to employ accounting jargon when preparing and reporting its financial information.

With regard to the preparation of the Company’s financial reports for fiscal years ended on December 31, 2007, 2008 and 2009, we employed certain premises and variable elements drawn from past experience and several other criteria, both objective and subjective, which we deemed reasonable and relevant. As a result, the preparation of the Company’s financial statements include, but are not limited to, estimates relative to the life of fixed and intangible assets; allowance for doubtful accounts; allowance for inventory losses; Provision for investment losses; recovery of the value of fixed and intangible assets; expected realization of deferred income tax and social contribution; rates and time intervals applied in determining the present value adjustment for certain assets and liabilities; provision for contingencies; measurement of the amount of benefits paid under stock option plans and the fair value of financial instruments; and estimates for reporting the sensitivity analysis chart of financial instruments as per Statement No. 475, dated December 17, 2008, of the CVM.

In order to better adapt to the foregoing, we review premises, variable elements and estimates at least on a quarterly basis. Although these are reviewed during the ordinary course of business, the ongoing analysis of the Company’s operating and financial position often requires that we take decisions on certain inherently uncertain matters that relate to the carrying value of the Company’s assets and liabilities. Actual results may differ from estimates based on different premises or variables. Below is a summary of the accounting policy regarding such judgments made by the Management, together with an explanation of any premises and variables upon which said policies are drawn:

Inventories and payments made by suppliers

Inventories are accounted for by the least of the cost or market price, and any losses occurred during the reporting period are recorded and accounted for.

The Company received payment from suppliers under several programs, mainly those related to volume purchase incentives, warehousing allowances and refunds made under certain programs, such as price reduction, margin protection and publicity. Suppliers extend bonuses and volume-driven price discounts in the form of zero-cost product inventory replenishment and the benefit is recognized as any additional products are sold. Discounts and bonuses in cash are deemed product price reductions and recorded as reduction in the cost of goods sold. Considerable all cash payments made by suppliers are recorded as reduction in the relevant cost item and recognized in the income stament when certain conditions are met and inventory is sold. When the payment received by the Company is for services provided to the supplier, any amounts are accounted for as other income, and, when any such payment is by way of reimbursement for expenses incurred in the sale of products owned by the supplier, amounts are accounted for as reduction of such expenses.

Leases

We estimate the expected lease term of our stores taking into account the exercise of lease term extention options at the Company's sole discretion. Lease terms are used in determining whether premises are leased under financial or operating leases, and also the rent expense through the linear method. Furthermore, the useful life of leasehold improvements is limited by the lease term or useful life of the group to which that item belongs, by both or by the least between them.

Reference Form – Companhia Brasileira de Distribuição

Evaluation of long-lived assets

According to BR GAAP, pursuant to accounting standards issued by the CPC and approved by CVM and the Federal Accounting Board, CPC Statement No. 1 Asset Impairment, approved by CVM Resolution No. 527, dated November 1, 2007 (“CVM Resolution No. 527/07"), is intended to set forth procedures to ensure that assets are not accounted for a value exceeding the amount that can be recovered through the use of that asset in the ordinary business of the entity, or through any disposal thereof.

Each year we perform tests to see whether there is any evidence that the Company’s assets, or group of assets, are reduced in value. In case evidence of reduction is detected, we run an evaluation and account for any impairment determined.

Goodwill and business combinations

According to BR GAAP, goodwill is the difference between the amount paid for and the carrying value, according to BR GAAP (typically the calculation basis) of net assets acquired. Generally, goodwill typically comes from the difference between the carrying value and the market value of assets acquired, or explained based on the expected future profitability, and is amortized linearly over the remaining life of the asset, or within ten years. Any goodwill occurring in a subsidiary that has been recently merged into its controlling parent is reassigned to intangible assets. As of 2009, in accordance with CPC Statement No. 1 Asset Impairment, as approved by CVM Resolution No. 527/07, and with CPC Statement No. 4 Intangible Assets, as approved by CVM Statement No. 553, dated November 12, 2008, goodwill balances will cease to be amortized but be subject to yearly impairment tests.

Deferred tax

According to BR GAAP, the Company determines and pays for income tax based on the income statement as required by the applicable tax laws. Deferred tax asset and liabilities are accounted for based on the difference between the book value shown in the financial statement and the taxable basis of such assets and liabilities.

Furthermore, the deferred tax asset is recorded when its recoverability is deemed likely to occur, however limited to the amount of assets that will be recovered over the next ten years against the present value of the estimated taxable income. We are required to make meaningful estimates and assumptions on future taxable income for the purpose of making such reviews. In order to determine the future taxable income, we need to estimate future taxable revenues and deducible revenues, which revenues are subject to a number of different external and internal drivers, such as economic and industry trends, interest rates, changes in the Company's business strategies and the kind of services provided to the market. The application of different assumptions and estimates may significantly alter the Company's financial statements.

10.6. Comments of the Executive Officers comments on internal controls implemented for reliable financial reporting

Reference Form – Companhia Brasileira de Distribuição

(a) Effectiveness of internal controls; issues and actions taken to correct such issues

It is the responsibility of the Management to establish and maintain effective internal controls for the purpose of preparing and reporting financial information. Internal controls afford reasonable guarantees to the Company’s board of directors that financial statements are being prepared and reported in adequate manner.

Upon reviewing Company controls related to financial statement preparation and reporting procedures at the end of the fiscal year ended December 31, 2009, the Management concluded for the effectiveness of such controls and procedures in providing a reasonable degree of guarantee that the financial information required to be disclosed in forms and reports filed or submitted in accordance with the applicable law and regulations, are recorded, processed, summarized and reported within the timeframes set forth in forms and guidelines of the CVM, collected and reported to the Management in order to allow sound decisions to be made with regard to the required preparation and reporting of financial information and statements.

Also worth mentioning is the key role of the Company’s audit committee in reviewing our internal control systems and, more generally, reviewing the Company’s audit, accounting and management practices through discussions with the Management, carrying out internal audits and providing support to external audit works.

Lastly, the Company employs the services of accounting and auditing firm Ernst & Young Auditores Independentes S.S. for the purpose of carrying out specific audit of its internal controls.

(b) Issues found in internal controls and recommendations made in the independent auditor’s report

The effectiveness of the Company’s internal controls with regard to the preparation and reporting of financial information for each fiscal year was verified by Ernst & Young Auditores Independentes S.S. for each year closed.

10.7. In the event that the Company has made any public offering of securities, the Executive Officers must comment on:

(a) How the resulting proceeds were employed

The proceeds from all public offering of securities made by the Company in the last three (3) fiscal years were used in accordance with the intended application thereof as set forth in the relevant issue documentation.

(b) Any relevant variance between the actual application of proceeds and the proposed application as reported in relevant offering prospectus

Not applicable.

(c) In the event of any variance, the reasons for any such variance

Not applicable.

10.8. Comments of the Executive Officers on:

Reference Form – Companhia Brasileira de Distribuição

(a) Any assets and liabilities owned by the Company and not directly or indirectly show in its balance sheet (off-balance sheet items), such as:(i) operating leases, taken and extended; (ii) receivable portfolio write-offs that create any risks or responsibilities for the Company, plus all relevant liabilities where applicable; (iii) future goods and services purchase and sale agreements; (iv) incomplete building agreements; and (v) future loan proceeds agreements

Not applicable. .

(b) Other items not shown in the financial statements of the Company

Not applicable.

10.9. Relative to each of the items not shown in the financial statements of the Company indicated in Section 10.8 above, the Executive Officers must comment on:

(a) How such items change, or may subsequently change, revenues, expenses, operating income, financial expenses and other items of the Company’s financial statements

Not applicable.

(b) Nature and purpose of each transaction

Not applicable.

(c) Nature and amount of any liabilities incurred and rights created for the Company as a result of each transaction

Not applicable.

10.10. The Executive Officers must indicate and comment on key elements of the Company's business plan, specifically elaborating on:

(a) Investments, including: (i) quantitative and qualitative review of ongoing and proposed investments; (ii) investment financing sources; and (iii) any relevant ongoing or proposed divestitures

We plan to make an investment of approximately R$5 billion in Brazil over the next three years (2010-2012), which is the Company’s largest single three-year investment plan. This plan represents an increase of 70% relative to the amount invested in the previous three-year period (2007-2009), which was R$2.9 billion (including acquisitions). The aforementioned amount of R$5 billion includes the opening of approximately 300 new stores until 2012 (representing an average increase between 8% to 9% of sales area each year), as well as investments in renovation of existing stores, purchase of strategic property to support the Company’s growth over the next years, infrastructure, IT and logistics. In 2010 alone the Company intends to open approximately 100 new stores focusing on Extra Fácil (quick-shop stores), Extra Supermercado and Assaí (cash&carry) formats. Furthermore, we plan to continue investing in gas stations and drugstores. Our investment plan reflects our positive expectations in relation to the performance of the Brazilian economy and reinforces our commitment regarding creation of new jobs and with the overall development of the country. We will prioritize the organic growth of the Company by opening new stores, however reviewing opportunities for new acquisitions which may add synergies to our activities and effectively create value for our Company.

Reference Form – Companhia Brasileira de Distribuição

Our main sources of funds and financing for our activities are the Company's operating cash flow, bank loans, receivables securitization, loans obtained from the BNDES, as well as funds raised in the capital market through issue of debentures.

As of December 31, 2009, the Company had R$2.3 billion in cash and equivalents. It is our policy to maintain enough cash and equivalents to be able to promptly respond to the Company’s liquidity requirements.

No significant divestitures were made in 2007, 2008, and 2009, and no divestiture was planned as of December 31, 2009.

(b) Provide it has already been disclosed, indicate the acquisition of any plant, equipment, patents or any other asset that may materially affect the productive capacity of the Company

In 2009 the Company directly acquired the controlling interest in the Assaí chain, which concern was already indirectly controlled by the Company. The Company also acquired majority shares of Globex and entered a joint venture agreement with Casa Bahia.

(c) New products and services, indicating: (i) description of the findings of any ongoing survey(s); (ii) total amounts spent with Research and Development of new products and services; (iii) disclosed ongoing projects; and (iv) total amounts spent in the development of new products or services

For 2010 the Management resolved that part of the investment planned to be made as per item (a) above will at some point be assigned to the development of new products and services, which have yet to be disclosed to the market.

10.11. Comments of the Executive Officers on other drivers that had a material influence on the operating performance and that were not identified or explained in other items herein contained

We are not aware of any other drivers that may have had a material influence on the operating performance and that were not identified nor explained in other items contained in this Section 10.

Reference Form – Companhia Brasileira de Distribuição

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
REFERENCE FORM

Pursuant to Exhibit 24 to Instruction CVM 480 of December 7 2009

Publicly -held Company
Corporate Taxpayer's ID (CNPJ/MF): 47.508.411/0001 -56
Avenida Brigadeiro Luis Antonio, n.º 3.142
São Paulo, SP

Pursuant to articles 10, 12 and 14 of Instruction CVM 481 of December 17, 2009, we present the following information:

12. SHAREHOLDERS MEETING AND MANAGEMENT

We present below information on the candidates as a member of the Board of Directors who is supported by Management and our controlling shareholders, as well as the members of our Fiscal Council who are up for re-election, which will be decided by our shareholders at the Annual and Extraordinary Shareholders’ Meeting to be held on April 29, 2010.

12.6. Information on the members of our Board of Directors, Board of Executive Officers and Fiscal Council

Board of Directors

Name	Age	Profession	CPF/Passport	Position	Date of Shareholders’ Meeting that will approve election	Term of Office	Other positions	Indicated by the controlling shareholder

Arnaud Daniel Charles Walter Joachim Strasser	40 years	Business Administrator	Passport no. 07CH21148	Member	04.29.2010	Until the 2011 Annual Shareholders’ Meeting	None	Yes

1

Reference Form – Companhia Brasileira de Distribuição

Name	Age	Profession	CPF/Passport	Position	Date of Shareholders’ Meeting that will approve election	Term of Office	Other positions	Indicated by the controlling shareholder

Ulsses Kameyama	37	Engineer	013.807.477-16	Member	04.29.2010	Until the 2011 Annual Shareholders’ Meeting	None	Yes

Fiscal Council

Name	Age	Profession	CPF/Passport	Position	Date of Shareholders’ Meeting that will approve election	Term of Office	Other positions	Indicated by the controlling shareholder

Miguel Roberto Gherrize	72 years	Accountant	107.140.308-72	Sitting Member	04.29.2010	04.30.2011	None	Yes

Fernando Maida Dall'Acqua	61 years	University Professor	655.722.978-87	Sitting Member	04.29.2010	04.30.2011	None	Yes

Mario Probst	57 years	Business Administrator	029.415.318-74	Sitting Member	04.29.2010	04.30.2011	None	No*

John Michel Pimenta Moraes Streithorst	40 years	Computing Engineer	001.186.767-17	Alternate Member	04.29.2010	04.30.2011	None	Yes

Antonio Luiz de Campos Gurgel	70 years	Business Administrator	030.703.368-68	Alternate Member	04.29.2010	04.30.2011	None	Yes

Oswaldo Orsolin	67 years	Economist	034.987.868-49	Alternate Member	04.29.2010	04.30.2011	None	No

*Mr. Mario Probst is being indicated by the Management of the Company.

2

12.8. Information on the members of our Board of Directors, Board of Executive Officers and Fiscal Council

(a) CVs

Board of Directors

- Arnaud Daniel Charles Walter Joachim Strasser

Mr. Arnaud Strasser has worked for the Casino Guichard Perrachon Group (Casino Group) since 2007 where he is currently Director of Corporate Development and Holdings, having been previously responsible for the international development department and a special advisor to the CEO’s office. He was Head of Mission in the French Prime Minister’s Office in 2005 and a special advisor to Renaud Dutreil, the French Minister for Business and Trade, between 2005 and 2007. He was also a member of the Board of Directors of Almacenes Exito (Colombia), Big C (Thailand), Super de Boer (Netherlands) and a member of the Executive Committee of the Casino Group (France).

- Ulisses Kameyama

Mr. Ulisses Kameyama has worked for the Casino Guichard Perrachon Group (Casino Group) since December 2005, where he is currently Director of Corporate Development and Holdings of Latin America, having been previously acted as senior member of the Development and Holdings team. He also worked as Director of Investments’ Analysis at Brasil Telecom S.A. and as Chief of Executive Officer of the Rothschild Bank of Investments.

Fiscal Council

- Miguel Roberto Gherrize

The Chairman of our Audit Committee, Mr. Gherrize was a partner at Arthur Andersen and a member of the Audit Committee of Companhia Siderúrgica de Tubarão, VCP Votorantim Celulose e Papel and Arcelor Brasil S.A. Currently, he sits on the Audit Committee of Terco Grant Thornton Auditoria e Consultoria. He holds degrees in Economics, Accounting and Business Administration.

- Fernando Maida Dall'Acqua

A sitting member of our Audit Committee, Mr. Dall'Acqua was a member of the Board of Directors of SABESP – Companhia de Saneamento Básico do Estado de São Paulo, Companhia Energética do Estado de São Paulo - CESP, Companhia de Processamento de Dados do Estado de São Paulo - PRODESP, DERSA Desenvolvimento Rodoviário S.A., Banco do Estado de São Paulo - BANESPA and Nossa Caixa S.A. He was also a member of SABESP’s Audit Committee, a member of our Advisory Committee and Finance Minister and Deputy Finance Minister for the São Paulo State Government. Currently, he is a member of the Board of Directors and Audit Committee of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, Project Coordinator for Fundação Getulio Vargas Projetos and a Fellow of Michigan State University. He holds an MBA from the Fundação Getulio Vargas and a doctorate in Economic Development from the University of Wisconsin-Madison. He also teaches Business Administration at the Fundação Getulio Vargas.

- Mario Probst

A sitting member of our Audit Committee, Mr. Probst was a partner at KPMG Auditores Independentes. and is currently a member of the Audit Committees of Odontoprev S.A. and Ultrapar Participações S.A. He holds degrees in Business Administration from the Fundação Getulio Vargas and in Accounting from the Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro.

- Antonio Luiz de Campos Gurgel

An alternate member of our Audit Committee, Mr. Gurgel was a Tax Auditor for Brazil’s Federal Tax Authority and a consultant for several companies, including Cargill Agrícola S.A., Companhia Energética do Estado de São Paulo - CESP, Hewlett-Packard Brasil Ltda., IBM Brasil Indústria, Máquinas e Serviços Ltda., TELESP - Telecomunicações de São Paulo S.A., Volkswagen do Brasil Indústria de Veículos Automotores Ltda., Banco Bradesco S.A., Banco Itaú Unibanco S.A. and Banco Real ABN Amro S.A. Currently he is an adjunct professor in the Accounting, Finance and Control Department of the Fundação Getulio Vargas. He holds a degree in Business Administration from the Fundação Getulio Vargas and an MBA from Michigan State University.

- Oswaldo Orsolin

An alternate member of our Audit Committee, Mr. Orsolin was CEO of Spal Indústria Brasileira de Bebidas S.A. and a member of the Audit Committees of Rhodia Ster S.A., the American Chamber of Commerce and Magazine Luiza S.A. Currently, he is a member of the Board of Directors of Administração da Refrigerantes de Manaus Ltda. (Coca Cola da Amazônia) and a member of the Audit Committee of TIM Participações S.A. He holds degrees in Economics and Accounting.

- John Michel Pimenta de Moraes Streithorst

An alternate member of our Audit Committee, Mr. Streithorst was a member of the Investment Committee and a director of Icatu Equity Partners and a member of the Investment Committee of AIG Latin American Equity Partners. Currently, he is a member of the Investment Committee of Capital Mezanino FIP. He holds a degree in Computing Engineering from the State University of Campinas (UNICAMP).

(b) description of any of the following events that have occurred in the last 5 years: any criminal conviction; any conviction in a CVM administrative process and the resulting penalties; and any unappealable conviction in the judicial or administrative sphere resulting in the suspension or annulment of the person in question’s right to practice any professional or commercial activity

None of the above-mentioned events have occurred involving the candidates to our Board of Directors and Audit Committee.

12.9. Spouse, partner or second-degree relationship between:

(a) members of the Company’s Board of Directors and Board of Executive Officers:

Not applicable.

(b) members of the Company’s Board of Directors and Board of Executive Officers and members of the Board of Directors and Board of Executive Officers of the Company’s direct or indirect subsidiaries or direct or indirect parent companies:

Not applicable.

(c) members of the Company’s Board of Directors and Board of Executive Officers and members of the Board of Directors and Board of Executive Officers of the Company’s direct or indirect subsidiaries:

Not applicable.

(d) members of the Company’s Board of Directors and Board of Executive Officers and members of the Board of Directors and Board of Executive Officers of the Company’s direct or indirect parent companies:

Not applicable.

12.10. Relations of a subordinate or controlling nature, or related to the provision of services, maintained in the last three fiscal years between members of the Company’s Board of Directors and Board of Executive Officers and:

(a) any direct or indirect subsidiary of the Company

Not applicable.

(b) any direct or indirect parent company of the Company.

Name of our administrator	Position in our Company	Parent company (direct or indirect)	Position in the parent company

Arnaud Daniel Charles Walter Joachim Strasser	Member of the Board of Directors	Casino Guichard Perrachon Group	Director of Corporate Development and Holdings and member of the Executive Committee

(c) if relevant, any supplier, client, debtor or creditor of the Company, its parent company or subsidiaries, or the subsidiaries of any of these persons

Not applicable.

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
REFERENCE FORM

Pursuant to Exhibit 24 to CVM Rule 480, of January 7, 2009

Authorized Capital Publicly held Company
Corporate Taxpayers' ID (CNPJ) n.º 47.508.411/0001 -56
Avenida Brigadeiro Luis Antonio, n.º 3.142
São Paulo, SP

13. MANAGERS’ COMPENSATION

13.1. Policy or practice for the remuneration of the Board of Directors, Board of Executive Officers, Audit Committee and other Committees

(a) Objectives of the remuneration policy or practice

The objective of this remuneration policy or practice is to remunerate our Company’s management and committee members in line with market practices, allowing for the Company to attract and retain qualified professionals, in addition to promoting these professional’s engagement in the Company.

(b) Compensation breakdown, including:

i. Description of the elements that compose the compensation and the purpose of each of them

The members of our Board of Directors and committees are compensated based on the number of hours effectively dedicated to our Company. The members of the Audit Committee receive a fixed monthly remuneration, not connected to their effective attendance to meetings. The purpose of this compensation is to ensure compliance with the general market practice.

The compensation of our Executive Officers consists of the following elements: (i) fixed remuneration reflected in a base salary, with the purpose of ensuring compliance with the general market practice; (ii) profit sharing plan, with the purpose of encouraging our professionals to seek the success of our Company and of sharing our results with them; and (iii) a stock option plan, which is an incentive offered to our executives in order to ensure a sustainable and long-lasting business.

ii. the proportion of each element in the total compensation

The table below shows the proportion of each element in the composition of the total compensation for the fiscal year ended on December 31, 2009:

	% of total compensation

	Base Salary	Variable	Stock Option Plan	Total
		Remuneration

Board of Directors	0%	100%	0%	100%
Board of Executive Officers	30.53%	43.44%	26.03%	100%
Audit Committee	100%	0%	0%	100%

iii. Methodology for the calculation and readjustment of each element of the compensation

In order to determine the compensation of the management and of committee members, we regularly conduct market research so as to evaluate if the parameters and conditions we adopt to determine the fixed compensation are satisfactory and allow for us to retain our professionals.

The profit sharing portion allocated to our Executive Officers, on the other hand, is computed based on indicators aligned to our Company’s strategic planning, determined in line with our business plan and goals to be met.

For additional information on our stock option plan please refer to item 13.4 below.

iv. Reasons that justify the composition of the compensation

What justifies the breakdown of our compensation policy is our result-oriented strategy, which depends on the continual search for competent, qualified, dedicated and valuable professionals for our Company.

(c) Key performance indicators considered in determining each element of the compensation

Key indicators taken into consideration are: duties, responsibilities, performance and meritocracy.

(d) The way the compensation is structured to reflect the evolution of the performance indicators

We structure our compensation through programs that monitor the accomplishment of goals previously determined by our Company and the results effectively met.

(e) The way the compensation policy or practice is aligned with the Company’s short, medium and long-term interests

For our short, medium and long-term interests, we offer our Executive Officers a fixed compensation (base salary) and a variable compensation (profit sharing and stock option plans).

The compensation of the members of our Board of Directors, Audit Committee and other committees is readjusted based on the amount usually paid in the industry, encouraging such professionals to maintain the excellence in exercising their functions and to strive for the improvement of our results. Therefore, we understand our compensation policy or practice is aligned with our Company’s short, medium and long-term interests.

(f) Existence of compensation supported by subsidiaries or direct or indirect controlling shareholders

The compensation of our management and committee members is supported exclusively by our Company.

(g) Existence of any compensation or benefit connected to the occurrence of a determined corporate event, such as the transfer of the Company’s controlling stock.

No compensation or benefit is paid to our management or committee members in connection with the occurrence of corporate events.

13.2. Compensation of the Board of Directors, Board of Executive Officers and Audit Committee in the last three fiscal years of the Company

Amounts expected for fiscal year 2010

	Board of Directors	Advisory Board	Board of Executive Officers	Audit Committee

(amounts in R$, when applicable)					Total

Number of members	14	8	11	3	36
Fixed Annual Compensation	0	0	14,974,444.00	432,000.00	15,406,444.00
Benefits	0	0	1,906,214.00	0	1,906,214.00
Base Compensation		0	13,068,230.00	432,000.00	13,500,230.00
Other	0	0	0	0	0
Variable Compensation	7,638,000.00	192,000.00	23,856,500.00	0	31,686,500.00
Bonus	0	0	0	0	0
Profit Sharing	0	0	23,856,500.00	0	23,856,500.00
Attendance to Meetings	7,092,000.00	192,000.00	0	0	7,284,000.00
Attendance to Committee Meetings	369,600.00	0	0	0	369,600.00
Commissions	0	0	0	0	0
Other (Guest Compensation)	176,400.00	0	0	0	176,400.00
Post-Employment Benefit	0	0	0	0	0
Benefits for termination of employment	0	0	0	0	0
Stock-based compensation	0	0	14,234,315.00	0	14,234,315.00
Total Compensation	7,638,000.00	192,000.00	53,065,259.00	432,000.00	61,327,259.00

[1] Compensation related to the achievement of goals set forth for prior fiscal years, to be recognized in the income for the fiscal year to end on December 31, 2010, according to the policy in force.

Amounts referring to fiscal year 2009

	Board of Directors	Advisory Board	Board of Executive Officers	Audit Committee

(amounts in R$, when applicable)					Total

Number of members [1]	13.83	8	10.17	2.25	34.25
Annual Fixed Compensation	0	0	12,696,712.00	360,000.00	13,056,712.00
Benefits	0	0	1,131,922.00	0	1,131,922.00
Base Compensation	0	0	11,564,790.00	360,000.00	11,924,790.00
Other	0	0	0	0	0
Variable Compensation	7,485,543.00	156,000.00	24,963,425.00	0	32,604,968.00
Bonus	0	0	0	0	0
Profit Sharing	0	0	24,963,425.00 [2]	0	24,963,425.00
Attendance to Meetings	6,900,000.00	156,000.00	0	0	7,056,000.00
Attendance to Committee Meetings	491,400.00	0	0	0	491,400.00
Commissions	0	0	0	0	0
Other (Guest Compensation)	94,143.00	0	0	0	94,143.00
Post-Employment Benefit	0	0	0	0	0
Benefits for termination of employment	0	0	0	0	0
Stock-based compensation	0	0	10,823,921.00	0	10,823,921.00
Total Compensation	7,485,543.00	156,000.00	48,484,058.00	360,000.00	56,485,601.00

[1] The number of management members informed in the table above corresponds to the annual average number of members of each body, ascertained on a monthly basis, as follows:

Month	Number of Members in the Board of Directors	Number of Members in the Advisory Board	Number of Members in the Board of Executive Officers	Number of Members in the Audit Committee

January	14	8	9	0
February	14	8	10	0
March	14	8	10	0
April	14	8	10	3
May	14	8	10	3
June	14	8	10	3
July	14	8	10	3
August	14	8	10	3
September	14	8	10	3
October	14	8	11	3
November	13	8	11	3
December	13	8	11	3

Total	166	96	122	27

Total number of members	13.83	8	10.17	2.25
/ 12
[2] The amount of R$ 6,897,259.00 will be recognized in the income for the fiscal year to end on December 31, 2010.
[3] Compensation related to the achievement of goals set forth for prior fiscal years.

13.3. Variable compensation of the Board of Directors, Board of Executive Officers and Audit Committee in the last three fiscal years, and compensation estimated for fiscal year 2010

Except for the compensation based on the number of hours effectively dedicated to our Company, the members of our Board of Directors and Audit Committee do not receive variable compensation for the performance of their duties. Below we present the variable compensation of the members of our Board of Executive Officers estimated to be paid in 2010, and the amounts paid in 2009.

Amounts estimated for fiscal year 2010

(Amounts in R$, when applicable)	Board of Executive Officers

Number of members	11
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Profit Sharing
Minimum amount estimated	0
Maximum amount estimated	35,798,250.00
Estimated amount – goals met	23,856,500.00

Amounts referring to fiscal year 2009

(Amounts in R$, when applicable)	Board of Executive Officers

Number of members [1]	10.17
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit Sharing
Minimum amount estimated	0
Maximum amount estimated	27,000,000.00
Estimated amount – goals met	18,000,000.00
Amount effectively recognized	24,963,425.00

[1] The number of members in our Board of Executive Officers informed in the table above corresponds to the annual average number of Executive Officers ascertained on a monthly basis, as follows:

Month	Number of members in the Board of Executive Officers

January	9
February	10
March	10
April	10
May	10
June	10
July	10
August	10
September	10
October	11
November	11
December	11

Total	122

Total number of members	10.17
/ 12

13.4. Stock-based compensation plan for the Company’s Board of Directors and Statutory Board of Executive Officers in effect in the last fiscal year and estimated for the current fiscal year

On December 31, 2009, the Company had two stock-option plans for Company shares. One of them was approved at an Annual and Extraordinary General Meeting held on April 28, 1997 (“First Plan”), and the other plan was approved at an Extraordinary General Meeting held on December 20, 2006 (“Second Plan” and, together with the First Plan, referred to as “Stock Option Plans”).

Our Stock Option Plans are managed by a Stock Option Management Committee (“Stock Option Committee”) elected by our Board of Directors. This committee, which has 3 to 5 members, determines the employees to periodically benefit from stock options, based on their attributions, responsibilities and performance, establishing the applicable conditions.

In addition to managing the Stock Option Plans, the Stock Option Committee is responsible for selecting the executives and employees that are entitled to the options, in addition to determining the terms and conditions of each stock option agreement applicable to each beneficiary, including, but not limited to, the number of shares to be acquired, the acquisition conditions and prices, and the respective payment means.

Our Executive Officers and some high-skilled employees receive stock-based payments as part of their compensation. We recognize expenses with stock-based compensation based on the fair value of the premiums as of the grant date.

The Stock Option Plans include only class A preferred shares issued by the Company.

a. General terms and conditions

Our Stock Option Committee usually develops annual cycles for the granting of options. Each granting cycle receives a serial number. The options granted in the First Plan are numbered starting with “Series I”, and the Second Plan’s options are numbered starting with “Series A1”. On December 31, 2009, the options granted in Series VIII, IX and X of the First Plan and Series A1 to A3 of the Second Plan are in effect.

The options granted in the Second Plan are divided into “Gold” and “Silver” options, which implies a change in the options’ exercise price, as explained in item (i) below.

b. Plan’s main objectives

The objectives of the Stock Option Plans are (i) to attract and retain highly qualified executives and professionals in our Company; (ii) to allow our executives and employees to participate in our capital stock and the equity additions arising from the results said executives, employees and contractors have contributed to; and (iii) to align the interests of our executives and employees with the interests of our shareholders, encouraging the good performance of these professionals and ensuring our Company’s management continuity.

c. The way the plan contributes to the achievement of these goals

Stock Option Plan beneficiaries are encouraged to generate more results to our Company, so that they achieve their goals as executives and employees of the Company, and for the shares received as compensation to have their value increased over time.

d. The way the plan is included in the Company’s compensation policy

The Plans are an element of the compensation of our executives, and they are in line with our compensation policy, whose goal is to retain executives and employees and encourage the generation of better results.

e. The way the plan aligns the interests of the executives and of the Company in the short, medium, and long terms

As the options are granted every year and based on our results, we understand the Stock Option Plans are in line with our short-term interests, since they encourage the beneficiaries to achieve their individual goals and the Company’s goals. They also retain our Executive Officers and beneficiaries of the Stock Option Plans, in addition to attracting new professionals, which is in line with our medium-term interests. Finally, as mentioned in item (j) below, the beneficiaries of the Stock Option Plans will only be apt to exercise their options after a certain time working with our Company, which encourages them to generate better results in the long term so their shares gain value, in addition to retaining them for a longer period, in line with our long-term interests.

f. Maximum number of shares involved

The maximum number of shares included in our Stock Option Plans is 10,117,748 class A preferred shares (pursuant to reverse stock split resolved on by our shareholders at an Extraordinary General Meeting held on July 13, 2007).

The amount indicated above shall always observe the authorized capital limit of our Company (which, on the presentation date of this form was R$400 million), and it can be changed at any time by our Board of Directors. When the call options are exercised, we issue new shares to the beneficiaries, observing our right to use treasury shares.

g. Maximum number of options to be granted

There is no maximum number of options to be granted within the scope of our Stock Option Plans, provided that the total number of shares resulting from their exercise does not surpass the limit indicated in item (f) above and the limit of 2% of our capital stock per Series.

h. Conditions for the acquisition of shares

The Stock Option Committee will determine, for each Series and in each case if necessary, the terms and conditions for the acquisition of the right to exercise granted options, by means of an express provision in the subscription agreement signed by the beneficiary.

In order to acquire shares of the Stock Option Plans, the beneficiaries shall remain bound to our Company for a specific period, pursuant to item (j) below, except for the cases of termination of employment described in item (n) below.

The options shall be fully or partially exercised up to the expiration date of the respective option. For further information on the options’ expiration dates currently in effect, please refer to item 13.6 below.

i. Criteria for setting the acquisition or exercise price

First Plan

The price of each preferred share is determined in the respective subscription agreement, and it is always set on Fridays by the Stock Option Committee, in an amount ranging from 100% to 60% of the average weighted quotation of the trades with preferred shares issued by the Company on the closing of the trading sessions of the BM&FBOVESPA in the four days prior to the Friday in question, restated at the IGP-M.

Second Plan

For the options classified as “Silver”, the exercise price per preferred share shall correspond to the average of the closing price of the preferred shares issued by the Company and traded in the 20 sessions of the BM&FBOVESPA prior to the date the Stock Option Committee resolves on the granting of the option. After the average price is determined, a negative goodwill of 20% shall be applied.

For the options classified as “Gold”, the exercise price will be R$0.01 per preferred share.

j. Criteria for determining the exercise price

As a general rule for the Stock Option Plans, which can be amended by the Stock Option Committee for each series, the acquisition of the right to exercise the option will be in accordance with the following deadlines:

First Plan

By the end of the last month of the 3rd year following the execution of the respective subscription agreement, the beneficiary will have the right to acquire 50% of the total number of shares purpose of the option granted to him, and the remaining portion is exercisable after the last month of the 5th year.

Second Plan

After the 36th month and up to the 48th month following the execution of the respective subscription agreement, the beneficiary will have the right to acquire 100% of the shares for “Silver” options. The exercise of the “Gold” options will happen in the same period, but the percentage of said options subject to exercise will be determined by the Stock Option Committee in the 35th month following the date of execution of the respective subscription agreement.

The options granted in both Stock Option Plans shall be fully or partially exercised. It is worth mentioning that “Gold” options supplement “Silver” options. Therefore, “Gold” options shall only be exercised together with “Silver” options.

k. Settlement means

The price referring to the exercise of the options granted in the Stock Option Plan shall be fully paid in local currency by the beneficiary.

For the options granted in the First Plan, the exercise price shall be paid in cash upon the subscription of the shares. For options granted in the Second Plan, the exercise price shall be paid in one installment, 30 days following the date of subscription of the respective shares, except for the cases of termination of employment of the beneficiary described in item (n) below, in which case the exercise price shall be paid in cash upon the subscription.

l. Restrictions to the transfer of shares

The Stock Option Committee shall set restrictions to the transfer or trading of the shares obtained through the exercise of the options.

In the First Plan, part of the shares acquired in the 5th year following the date of execution of the respective subscription agreement, as explained in item (j) above, will be encumbered with inalienability. This encumbrance will be extinguished upon the beneficiary's retirement. The number of shares subject to this encumbrance shall be ascertained using the following equation:

Q = (Q1 x Pm) – (Q1 x Pe)
                    Pm

Where:

Q = number of shares to be encumbered with inalienability;
Q1 = 50% of the total shares initially provided for in the beneficiary’s subscription agreement;
Pm = market price of the preferred shares issued by the Company on the date of the exercise of the option; and
Pe = exercise price of the total shares initially provided for in the beneficiary’s subscription agreement.

m. Criteria and events that, when verified, shall result in the suspension, amendment to, or termination of the plan

The number of shares to be acquired in the Second Plan’s “Gold” Series, as explained in item (j) above, shall be limited by the Stock Option Committee.

The Stock Option Plans and the options granted shall be automatically extinguished if our Company is dissolved or liquidated.

Finally, the Stock Option Committee shall determine the suspension, amendment to or termination of the Stock Option Plans without the prior consent of the beneficiaries, provided that their rights and obligations are not harmed.

n. Effects of the executive’s leaving the Company on his rights provided for in the stock-based compensation plan

First Plan

In the case of involuntary termination of employment of any Executive Officer or employee beneficiary of the First Plan up to the end of the last month of the 3rd year following the date of execution of the respective subscription agreement, the right to exercise 80% of the options not exercisable yet on that date will be granted, and the right to exercise the options already exercisable will be maintained. In the case of involuntary termination of employment after this date and up to the end of the last month of the 5th year following the date of execution of the respective subscription agreement, the only right that will be maintained will be that of the exercise of the options already exercisable on that date. In both cases, (i) the right to exercise the portion of 50% of the options that would become exercisable by the end of the last month of the 5th year following the date of execution of the respective subscription agreement will not be granted; and (ii) the beneficiaries shall communicate their intention to exercise the options granted to them within up to 15 days following the date of termination of employment.

In the case of voluntary termination of employment by any Executive Officer or employee beneficiary of the First Plan, the right to exercise the portion of options already exercisable on the date of termination of employment will be maintained, and the right to exercise the portions not exercisable yet will not be granted. In any case, the right to exercise the portion of 50% of the options that would become exercisable by the end of the last month of the 5th year following the date of execution of the respective subscription agreement will not be granted.

In the case of termination of employment with a cause of any Executive Officer or employee beneficiary of the First Plan, pursuant to the Brazilian labor law, the Executive Officer or employee will lose the right to exercise the portions of the options granted to him that are already exercisable or not exercisable yet.

In the case of death, permanent disability or retirement of any Executive Officer or employee beneficiary of the First Plan, the right to exercise the options not exercisable yet will be granted to him, and his right to exercise the exercisable options on the date of the event will be maintained, and the exercise shall be carried out by a person duly authorized by the appropriate authority.

Second Plan

In the case of involuntary termination of employment by any Executive Officer or employee beneficiary of the Second Plan up to the last working day of the 35th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will be granted. In this case, the limit determined by the Stock Option Committee shall not apply for the number of shares resulting from the exercise of the “Gold” options, described in item (j) above, and the total number of shares initially determined by the Committee shall be subject to exercise.

In the case of involuntary termination of employment by any Executive Officer or employee beneficiary of the Second Plan from the last working day of the 35th month to the last working day of the 48th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will also be granted. In this case, however, the limit determined by the Stock Option Committee will remain applicable for the number of shares resulting from the exercise of the “Gold” options, described in item (j) above.

In both cases, the beneficiaries shall communicate their intention to exercise the options granted to them within up to 15 days following the date of termination of employment.

In the case of voluntary termination of employment of any Executive Officer or employee beneficiary of the Second Plan and/or termination with cause, pursuant to the Brazilian labor law, the right to exercise the “Silver” and “Gold” options will not be granted.

In the case of death or permanent disability of any Executive Officer or employee beneficiary of the Second Plan, the rules for involuntary termination of employment described above shall apply, and the exercise shall be carried out by a person duly authorized by the appropriate authority.

13.5. Number of shares directly or indirectly held by members of the Board of Directors, Board of Executive Officers or Audit Committee, in Brazil and overseas, and other convertible securities issued by the Company, its direct or indirect controlling shareholders, subsidiaries or jointly-owned companies, grouped per body, on the closing date of the last fiscal year

The table below lists the number of shares held directly or indirectly, in Brazil and overseas, by members of our Board of Directors, Board of Executive Officers and Audit Committee, grouped per body, and the percentage such amount represents in relation to the number of shares of the respective class of shares and the total number of shares issued by our Company on December 31, 2009:

		Percentage of class of	Percentage of total
Body	Number of Shares	shares (%)	capital (%)

Board of Directors	4,371 preferred Class A shares	0.00%	0.00%
Board of Executive Officers	277,059 preferred Class A shares	0.19%	0.11%
	4,015 preferred Class B shares	0.04%	0.00%
Audit Committee	0	0.00%	0.00%

Total	281,430 preferred Class A shares	0.19%	0.11%
	4,015 preferred Class B shares	0.04%	0.00%

13.6. Stock-based compensation recognized in the profit or loss for the last 3 fiscal years and stock-based compensation estimated for the current fiscal year for the Board of Directors and Board of Executive Officers

The members of our Board of Directors are not eligible to our stock option plans currently in effect. Below we present the stock-based compensation paid to our Board of Executive Officers in 2009 and the one estimated for 2010.

Amounts estimated for 2010

At this moment, it was not possible to determine the granting date, the number of granted options, the options’ fair value and other information required in this item 13.6 in relation to the stock option to be granted in the fiscal year of 2010.

Amounts referring to fiscal year 2009

Board of Executive Officers

Number of members that benefit from the stock option plan					11
In relation to each granting of options:	Series VIII	Series IX	Series X	Series A1	Series A1 –	Series A2 –	Series A2 –	Series A3 –	Series A3 –
				– Gold	Silver	Gold	Silver	Gold	Silver
Grant date	04/30/2004	05/15/2005	06/07/2006	04/13/2007	04/13/2007	03/03/2008	03/03/2008	05/13/2009	05/13/2009
Number of options granted (in number of shares)	97,000	101,400	287,220	80,616	185,540	312,889	333,277	398,177	379,610
Deadline for the options to become exercisable	04/30/2007	05/30/2008	06/30/2009			03/06/2008	03/06/2008	03/13/2010
	and	and	and	04/30/2010	04/30/2010	and	and	and	03/13/2010 and
	04/30/2009	05/31/2010	06/30/2011			03/31/2011	03/31/2011	05/31/2012	05/31/2012
Deadline for the exercise of the options	04/30/2009	05/31/2010	06/30/2011
	and	and	and	04/29/2011	04/29/2011	03/30/2012	03/30/2012	05/31/2013	05/31/2013
	06/30/2009	06/30/2010	09/30/2011
Period of restriction to the transfer of the shares	See item (l)	See item (l) of	See item (l) of
	of item 13.4	item 13.4	item 13.4	N/A	N/A	N/A	N/A	N/A	N/A
	above	above	above
Average weighted exercise price of each of the following
groups of shares:
Outstanding on the opening of the fiscal year (in R$, per share)	33.44	30.51	39.61	0.01	24.63	0.01	26.93	0.01	27.47
Lost during the fiscal year (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the fiscal year (in R$, per share)	32.75	29.62	38.54	N/A	24.63	0.01	26.93	N/A	N/A
Expired during the fiscal year (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$, per share)	12,68	11,36	12,63	32,38	13,93	36,09	19,22	32,13	16,79
Potential dilution in case of exercise of the options	0.04%	0.04%	0.11%	0.03%	0.07%	0.12%	0.13%	0.16%	0.15%

13.7. Outstanding options of the Board of Directors and Board of Executive Officers at the end of the last fiscal year

The members of our Board of Directors are not eligible to our stock option plans. Below we present the outstanding options for the members of our Board of Executive Officers.

Amounts referring to fiscal year 2009

	Board of Executive Officers

Number of members that benefit from the stock option plan					11
In relation to the options not exercisable yet:	Series IX	Series X	Series A1	Series A1	Series A2	Series A2	Series A3	Series A3
			– Gold	– Silver	– Gold	– Silver	– Gold	– Silver
Amount	50,700	50,840	80,616	185,540	140,801	149,715	305,169	305,153
Date when they will become exercisable	05/31/2010	06/30/2011	04/30/2010	04/30/2010	03/31/2011	03/31/2011	05/31/2012	05/31/2012
Deadline for the exercise of the options	06/30/2010	09/30/2011	04/29/2011	04/29/2011	03/31/2012	03/31/2012	05/31/2013	05/31/2013
Period of restriction to the transfer of the shares	See item (l) of	See item (l) of
	item 13.4	item 13.4	N/A	N/A	N/A	N/A	N/A	N/A
	above	above
Average weighted exercise price (in R$, per share)	29.86	38.85	0.01	24.63	0.01	26.93	0.01	27.47
Fair value of the options on the last day of the fiscal year (in R$, per share)	14,46	17,23	65,01	16,98	65,01	41,46	65,01	37,98
In relation to the exercisable options:
Amount	22,400	11,000	0	0	58,607	62,514	19,681	24,594
Deadline for the exercise of the options	05/31/2010	09/30/2011	N/A	N/A	03/30/2012	03/30/2012	05/31/2013	05/31/2013
	See item (l) of	See item (l) of
Period of restriction to the transfer of the shares	item 13.4	item 13.4	N/A	N/A	N/A	N/A	N/A	N/A
	above	above
Average weighted exercise price (in R$, per share)	29.86	38.85	N/A	N/A	0.01	26.93	0.01	27.47
Fair value of the shares on the last day of the fiscal year (in R$, per share)	14,46	17,23	N/A	N/A	65,01	41,46	65,01	37,98
Fair value of the total options on the last day of the fiscal year (in R$)	323.904,00	189.530,00	N/A	N/A	3.810.041,07	2.591.830,44	1.279.461,81	934.080,12

13.8. Exercised options and shares delivered referring to stock-based compensation of the Board of Directors and Board of Executive Officers, in the last three fiscal years

The members of our Board of Directors are not eligible to our stock option plans. Below we present the options exercised and the shares delivered to the members of our Board of Executive Officers in 2009.

The shares referring to the exercise of call options are delivered on the date of the respective exercise. Therefore, there is no difference between the options exercised and the shares delivered in fiscal year 2009.

Amounts referring to fiscal year 2009

	Board of Executive Officers

Number of members that benefit from the stock
option plan							11
				Series	Series	Series	Series	Series	Series	Series	Series	Series
In relation to the exercised options and	Series	Series	Series	A1 –	A1 –	A1 –	A2 –	A2 –	A2 –	A2 –	A2 –	A2 –
				Silver	Silver	Silver	Gold	Gold	Gold	Silver	Silver	Silver
shares delivered:	VIII	IX	X	(1st	(2nd	(3rd	(1st	(2nd	(3rd	(1st	(2nd	(3rd
				batch)	batch)	batch)	batch)	batch)	batch)	batch)	batch)	batch)
Number of Shares	192,000	11,000	223,000	5,000	3,000	2,000	30,000	91,000	47,000	45,000	96,000	52,000
Average weighted exercise price (in R$, per
share)	32.75	29.62	38.54	24.63	24.63	24.63	0.01	0.01	0.01	26.93	26.93	26.93
Total difference between the exercise price and
market price of the shares referring to the	13.60	20.70	11.78	7.35	21.72	25.69	31.97	46.34	50.31	5.05	19.42	23.39
exercised options (in R$, per share)

13.9. Brief description of the information necessary for the understanding of the data disclosed in items “13.6” to “13.8”, and explanation of the pricing method used for the shares and options

a. Pricing method

See item (i) of item 13.4 above.

b. Data and propositions used in the pricing model, including the average weighted price of the shares, exercise price, expected volatility, option term, expected dividends, and risk-free interest rate

The market price of each granted option is estimated on the grant date using the Black & Scholes-Merton options pricing model, considering the following propositions for the options in effect in 2009:

On the grant date

Average weighted price of the shares (per share), according to the	Series VIII: R$30.22
average value of the last 15 trading sections on the grant date	Series IX: R$25,64
Series X: R$38.40
Series A1: R$30.88
Series A2: R$34.01
Series A3: R$34.55
Exercise Price	Series VIII: R$26.00
Series IX: R$26.00
Series X: R$33.00
Series A1 Gold: R$0.01
Series A1 Silver: R$24.63
Series A2 Gold: R$0.01
Series A2 Silver: R$26.93
Series A3 Gold: R$0.01
Series A3 Silver: R$27.47

Expected updated volatility	40.47%
Options term	Series IX and X: 5 years
Series A1, A2 and A3: 3 years
Expected dividends	0.72%
Risk-free interest rate	9.66%
Fair value of the option on the grant date (per option)	See item 13.6 above

c. Method and propositions used to incorporate the expected effects of early exercise

We do not take into account, for purposes of pricing the options, early exercises resulting from involuntary termination of employment, death or permanent disability of the beneficiary, and as a result of corporate events.

We adopt the proposition that the options will be exercised from the moment they become exercisable. Therefore, the options term adopted in the calculations ranges from 1 to 5 years, depending on the series and the corresponding vesting periods of the options.

d. How the expected volatility is determined

In calculating the expected volatility, we used the standard deviation of the natural logarithms of the historic daily variations of the prices of the shares issued by the Company, according to the effective term of the options.

e. Other characteristics incorporated in the measurement of the options’ fair value

Up to the end of the vesting period, the non-exercisable options are considered as call options in the calculations made using the Black-Scholes-Merton method. When they become exercisable, the options are considered as put options, that is, exercisable at any time up to the expiration date.

13.10. Pension plans in effect granted to the members of the Board of Directors and the Board of Executive Officers

On December 31, 2009, our Directors were not eligible to our pension plans. Below we present the pension plans in effect for the Board of Executive Officers.

Board of Executive Officers

Number of members [1]	10.17
Plan name	“Plano de Previdência Privada do Grupo Pão de Açúcar”, with Brasilprev
Seguros e Previdência S.A.
Number of executives that meet the requirements to retire	None
Conditions for early retirement	- Be at least 60 years old
- Have at least 10 years of service with the Pão de Açúcar Group
- Have a minimum of 5 years of contributions to the Pension Plan
- Employment with the Pão de Açúcar Group must have terminated
Restated amount of the contributions accumulated in the pension plan up to
the closing of the last fiscal year, net of the portion referring to contributions	788,223.00
made by the executives themselves (in R$)
Total amount of the contributions made during the last fiscal year, net of the	354,845.00
portion referring to contributions made by the executives themselves (in R$)
Possibility and conditions for early redemption	Early redemption is allowed, should the employee be disassociated from the
Company. For the redemption of the contributions made by our Company, the balance of the reserve will be released according to the following proportion:
- No redemption, for less than 5 years of contribution
- Redemption of 50% of the balance, for 5 to 6 years of contributions
- Redemption of 60% of the balance, for 6 to 7 years of contributions
- Redemption of 70% of the balance, for 7 to 8 years of contributions
- Redemption of 80% of the balance, for 8 to 9 years of contributions
- Redemption of 90% of the balance, for 9 to 10 years of contributions
- Redemption of 100% of the balance, for over 10 years of contributions

[1] The number of members in our Board of Executive Officers informed in the table above corresponds to the annual average number of Executive Officers ascertained on a monthly basis, according to the table below:

Month	Number of Members of the
Board of Executive Officers

January	9
February	10
March	10
April	10
May	10
June	10
July	10
August	10
September	10
October	11
November	11
December	11

Total	122

Total number of members	10.17
/ 12

13.11. Average compensation of the Board of Directors, the Board of Executive Officers and the Audit Committee referring to the last three fiscal years

Information not disclosed pursuant to the injunction granted in Lawsuit No. 2010.510100288 -5, currently pending at the 5th Federal District Court of the State of Rio de Janeiro.

13.12. Description of contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for the executives in case of termination of employment or retirement, indicating the financial consequences to the Company

On December 31, 2009, we had no contractual arrangements, insurance policies or other instruments that structured compensation or indemnification mechanisms for our executives in case of termination of employment or retirement.

13.13. With regard to the last three fiscal years, indicate the percentage of the total compensation of each body recognized in the Company’s profit or loss referring to members of the Board of Directors, Board of Executive Officers or Audit Committee that are directly or indirectly related parties to controlling shareholders, pursuant to the accounting rules that address this matter

Amounts referring to fiscal year 2009

Board of Directors	Board of Executive Officers	Audit Committee	Total

92.79%	0%	0%	12.30%

13.14. With regard to the last three fiscal years, indicate the amounts recognized in the Company’s profit or loss as compensation of members of the Board of Directors, Statutory Board of Executive Officers or Audit Committee, grouped per body, for any reason but the performance of their positions’ duties, such as, for example, commissions and consulting or advisory services rendered

Amounts referring to fiscal year 2009

Board of Directors	Board of Executive Officers	Audit Committee	Total

R$0.00	R$3,693,000.00 [1]	R$0.00	R$3,693,000.00

[1] Amount referring to the rendering of advisory services in the management of the operations in Rio de Janeiro (Sendas Distribuidora) and in the Northeast (CBD), as well as in the process to integrate the operations of the Company and Globex, provided by Galeazzi and Associados, a company controlled by our former CEO, Mr. Claudio Eugênio Stiller Galeazzi.

13.15. With regard to the last three fiscal years, indicate the amounts recognized in the profit or loss of direct or indirect controlling shareholders of jointly-controlled companies and of subsidiaries of the Company, as compensation of members of the Board of Directors, Board of Executive Officers or Audit Committee of the Company, grouped per body, including the reason for such amounts to have been paid to these individuals

There was no payment of compensation to members of our Board of Directors, Board of Executive Officers or Audit Committee recognized in the profit or loss of direct or indirect controlling shareholders of companies jointly controlled by or of subsidiaries of our Company.

13.16. Other Material Information

There is no information we deem material referring to this Section 13.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 12, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.